BURCON NUTRASCIENCE CORPORATION
1946 West Broadway
Vancouver, B.C.
V6J 1Z2
CANADA
Telephone: (604) 733-0896
Facsimile: (604) 733-8821

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED MARCH 31, 2022

June 27, 2022

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PRELIMINARY NOTES

Effective Date of Information

All information in this Annual Information Form ("AIF") is as of March 31, 2022 unless otherwise indicated.

Forward Looking Statements

This AIF contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and US securities laws (collectively, "forward-looking statements") which may include, but are not limited to, statements with respect to possible events, conditions, acquisitions, or results of operations that are based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also include, but are not limited to, statements with respect to the future financial and operating performance of the Company.  All statements, other than statements of historical fact, are forward-looking statements.  When used in this AIF the words "estimate", "budget", "project", "believe", "anticipate", "intend", "expect", "plan", "projects", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

  continued development of the Company's products and business;
  the Company's growth strategy;
  production costs and pricing of CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, Puratein®, Supertein® and Nutratein® canola proteins and pea protein and canola protein (Nutratein®) blends;
  marketing strategies for the Company's soy, pea, canola, flax, hemp and sunflower proteins as well as pea protein/canola protein blends;
  development of commercial applications for soy, pea, canola, flax, hemp and sunflower proteins as well as pea protein/canola protein blends;
  ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;
  construction, commissioning and operation of production facilities;

  relocation expansion of the Winnipeg Technical Centre;
  future protection of intellectual property and improvements to existing processes and products;
  regulatory approvals;
  input and other costs; and
  liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

  the Company's ability to obtain required regulatory approvals;
  the Company's and its joint venture partners' ability to construct, commission and operate its production facility;
  the Company's or its licensing partners' ability to generate new sales;
  the Company's or its licensing partners' ability to produce, deliver and sell the expected product volumes at the expected prices;
  the Company's ability to control costs;
  the Company's ability to obtain and maintain intellectual property rights and trade secret protection;
  the Company's ability to identify a permanent chief executive officer;
  market acceptance and demand for the Company's or its licensing partners' products;
  the successful execution of the Company's business plan;
  achievement of current timetables for product development programs and sales;
  the availability and cost of labour and supplies;

  the availability of additional capital; and
  general economic and financial market conditions.

Although the Company believes that the factors and assumptions used to develop the forward-looking statements are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this AIF, including, but not limited to:

  the condition of the global economy;
  market acceptance of the Company's products;
  changes in product pricing;
  changes in the Company's customers' requirements, the competitive environment and related market conditions;
  delays in the construction, commissioning and operation of production facilities;
  product development delays;
  changes in the availability or price of labour and supplies;
  the Company's ability to attract and retain business partners, suppliers, employees and customers;
  changing food or feed ingredient industry regulations;
  the regulatory regime;
  the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements;
  the Company's ability to protect its intellectual property; and

  risks and uncertainty related to and arising from the global COVID-19 pandemic.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.  The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this AIF by the foregoing cautionary statements.

Material risk factors that could cause actual results to differ materially from the forward-looking information are contained under the heading "Risk Factors" beginning on page 51.

Currency

All dollar amounts in this AIF are expressed in Canadian dollars, unless otherwise indicated.

Glossary

Certain terms used herein are defined in the attached Glossary.

CORPORATE STRUCTURE

Burcon NutraScience Corporation ("Burcon" or the "Company") was incorporated under the Business Corporations Act (Yukon) on November 3, 1998 under the name "Burcon Capital Corp." and extra-provincially registered in British Columbia on February 5, 1999.  Burcon changed its name to "Burcon NutraScience Corporation" on October 18, 1999.  On September 25, 2020, Burcon continued into British Columbia as a British Columbia company under the Business Corporations Act (British Columbia).  The head office of Burcon is located at 1946 West Broadway, Vancouver, B.C., V6J 1Z2.  The registered office of Burcon is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, BC V6C 2X8.

INTERCORPORATE RELATIONSHIPS

Burcon owns 100% of the issued and outstanding shares of its subsidiary, Burcon NutraScience (MB) Corp. ("Burcon-MB") which was incorporated under the Corporations Act (Manitoba) on February 28, 1992 under the name B.M.W. Canola Inc.  Its name was changed to Burcon NutraScience (MB) Corp. on May 30, 2000.

Burcon owns 100% of the issued and outstanding shares of its subsidiary, Burcon NutraScience Holdings Corp. ("Burcon Holdings") which was incorporated under the Canada Business Corporations Act on May 22, 2019.  Burcon Holdings owns 31.6% of the issued and outstanding shares of Merit Functional Foods Corporation (formerly Burcon Functional Foods Corporation).  On May 15, 2019, Burcon Functional Foods Corporation was incorporated under the Canada Business Corporations Act.  Its name was changed to Merit Functional Foods Corporation on June 20, 2019.

GENERAL DEVELOPMENT OF THE BUSINESS

Burcon was formed in November 1998 as a venture capital pool corporation whose principal business was to identify and evaluate assets, properties or businesses for acquisition.  On October 8, 1999 Burcon acquired Burcon-MB.

Since October 1999, Burcon has raised gross proceeds of approximately $107.7 million through the sale of equity securities on both a public and private basis, the exercise of stock options and share purchase warrants, through rights offerings to existing shareholders and issuance of convertible securities.  The proceeds have been used, and will continue to be used, to fund research, development, regulatory recognition and commercialization of Burcon's patented and patent-pending protein extraction and purification technologies.  Burcon's technologies not only enable the production of plant protein ingredients but also relate to applications of the proteins produced therefrom into products, including food and beverages.

 Burcon's common shares have been listed on the Toronto Stock Exchange (the "TSX") since June 2009 under the symbol "BU".  Prior thereto, Burcon's common shares were listed on the TSX Venture Exchange (the "TSXV"). The Company's common shares were re-listed on The NASDAQ Capital Market ("NASDAQ Capital Market") under the symbol "BRCN" on May 25, 2021.  The Company's common shares are also listed on the Frankfurt Stock Exchange under the symbol "BNE" and, with respect to the OTCQB Venture Market under the symbol "BUROF", from February 2020 to May 24, 2021.

 On October 27, 2011, Burcon's common shares commenced trading on The NASDAQ Global Market ("NASDAQ Global Market") under the symbol "BUR".  During 2017, the Company was unable to meet certain Nasdaq Stock Market LLC ("NASDAQ") listing rules which resulted in a suspension and ultimate delisting of Burcon's common shares in 2018.  Although Burcon's common shares were re-listed The NASDAQ Capital Market ("NASDAQ Capital Market") on May 25, 2021 under the symbol "BRCN", the Company received a letter from the Listings Qualifications Department of NASDAQ on April 1, 2022 notifying the Company that it was not in compliance with Listing Rule 5550 (a)(2), which requires the listed securities of the Company to maintain a minimum bid price of US$1 per share.  The Company had not met the requirement for a period of 30 consecutive business days prior to receipt of the NASDAQ letter.    The Company has a compliance period of 180 calendar days or until September 28, 2022 , to regain compliance with NASDAQ's minimum bid price requirement.  If at any time during the compliance period the Company's closing bid price is at least US$1 for a minimum of 10 consecutive business days, NASDAQ will provide Burcon with a written confirmation of compliance and the matter will be closed.  In the event the Company does not regain compliance by September 28, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.  Burcon's management is reviewing various options available to the Company in order to regain compliance and continued listing on the Nasdaq Capital Market.

On November 13, 2018, Burcon announced that it entered into a loan agreement (the "Loan Agreement") pursuant to which Large Scale Investments Limited ("Large Scale"), at the time and currently a wholly-owned subsidiary of Firewood Elite Limited ("Firewood"), provided Burcon with an unsecured loan (the "Loan") of up to $1,000,000 (the "Initial Loan Amount") for a term of 180 days from the Loan Closing Date (defined below).  Firewood is wholly-owned by Mr. Alan Chan, a director of Burcon.

On March 27, 2019, Burcon and Large Scale amended (the "Loan Amendment") the Loan Agreement, pursuant to which Large Scale agreed to increase the Initial Loan Amount to Burcon by $500,000 (together with the Initial Loan, the "Loan Amount").

Burcon drew $500,000 of the Loan Amount as of December 5, 2018 (the "Loan Closing Date") and $500,000 on January 31, 2019.  Burcon then drew $250,000 of the Loan Amount on each of March 29, 2019 and April 24, 2019, respectively.  Large Scale was paid a $10,000 commitment fee, representing of 1% of the Initial Loan Amount on the Loan Closing Date and a further $5,000 on the additional $500,000 of principal amount made available under the Loan Amendment.  The drawn portion of the Loan Amount bore interest at a rate of 18% per annum (the "Loan Principal Balance").  Up to $1,000,000 of the undrawn portions of the Loan Amount bore interest at a rate of 3% per annum (the "Undrawn Amount") and any Undrawn Amount exceeding $1,000,000 bore interest at a rate of 3% per annum from March 27, 2019 until the Loan Maturity Date.

The Loan Amendment also provided Large Scale with a right to offset any amounts due to it under a convertible note issued to Large Scale in 2016 (the "Note") (see "Material Contracts") against any obligations of Large Scale and/or its nominees to pay for subscription proceeds of any rights offering that Burcon may conduct.

In connection with the 2019 Rights Offering (as defined below), Large Scale exercised its right to offset the amounts due under the Loan against its obligations to pay for subscription proceeds under the offering.  The offset was completed on June 25, 2019.  The total amount offset under the Loan was $1,436,629.  The remaining principal balance and accrued interest in the amount of $170,554 under the Loan was paid by Burcon in cash to Large Scale on June 28, 2019.

On May 23, 2019, Burcon announced that it would be offering rights (the "2019 Rights Offering") to holders of its common shares of record at the close of business on May 30, 2019 (the "2019 Record Date").  Pursuant to the 2019 Rights Offering, each holder of common shares on the 2019 Record Date received one transferable right for each common share held.  Each right entitled a holder to purchase one common share at a price of $0.35 per share.  Burcon announced on June 26, 2019 that it had completed the Rights Offering.  The 2019 Rights Offering was fully subscribed and Burcon issued 44,083,203 common shares at a price of $0.35 per common share for aggregate gross proceeds to Burcon of $15,429,121. After the closing of the 2019 Rights Offering, Burcon had 88,166,406 common shares outstanding.  From the gross proceeds of the 2019 Rights Offering, Burcon repaid the Principal Amount and accrued interest outstanding under the Note and the Loan Amount by way of offset as described above.  Burcon used a portion of the remaining gross proceeds to make the Initial Capital Contribution and the Additional Capital Contribution under the Original Shareholders Agreement (as defined below).

On May 23, 2019, Burcon  Holdings entered into a shareholders agreement (the "Original Shareholders Agreement") with RBT Holdco Ltd. ("RBT Holdco") and 10039406 Manitoba Ltd. ("Crew Holdco") (RBT Holdco and Crew Holdco together referred to as the "Other Shareholders") to become shareholders of Merit Functional Foods Corporation (formerly Burcon Functional Foods Corporation) ("Merit Foods").  Initially, Burcon Holdings held 40%, RBT Holdco held 40% and Crew Holdco held 20% of the issued and outstanding common shares of Merit Foods.    The business of Merit Foods is the commercial production, sales, marketing and distribution worldwide of Burcon's pea protein, pulse protein and canola protein products.  See "Material Contracts".

On August 27, 2020, Burcon announced that Merit Foods received a $30 million investment (the "Investment") from a new equity partner, Bunge Limited.  The Investment was completed by way of a subscription by Bunge for shares from treasury and the advancement of shareholder loans by Bunge.  Concurrently with the Investment, Bunge purchased additional shares and debt from the Other Shareholders.  As a result of the foregoing, Bunge initially owned a 25% equity interest in Merit Foods, Burcon owned a 33.33% equity interest in Merit Foods and the Other Shareholders owned, collectively, the remaining 41.67% equity interest in Merit Foods.

On August 27, 2020, Burcon Holdings entered into an amended and restated unanimous shareholders agreement (the "Amended and Restated Shareholders Agreement") with Bunge, the Other Shareholders, Tirem Holdings Limited Partnership and Burcon. Among other things, the Amended and Restated Shareholders Agreements sets out the respective rights and obligations of the shareholders of Merit Foods in respect of Merit Foods, the shares owned by the shareholders and the management and conduct of the business of Merit Foods, including matters requiring board of directors' approval or shareholder approval and the rights of the parties with respect to restrictions on transfers and transfers to third parties.  On October 13, 2021, Bunge exercised its right to subscribe for additional common shares of Merit Foods for an aggregate subscription price of $4.95 million ("Bunge October 2021 Investment").  Following the Bunge October 2021 Investment, Bunge's ownership interest in Merit Foods increased to 28.91%.  Burcon now owns a 31.6% equity interest in Merit Foods and the Other Shareholders now own, collectively, a 39.49% equity interest.

The Amended and Restated Shareholders Agreement amends and restates the Original Shareholders Agreement described above.  See "Material Contracts".

On May 23, 2019, Burcon and its wholly-owned subsidiary, Burcon-MB entered into a license and production agreement with Merit Foods (the "Original Merit License Agreement").  Under the Original Merit License  Agreement, Burcon granted an exclusive, royalty-bearing, worldwide license (the "Merit License") to Merit Foods to use and exploit Burcon's pea, pulse and canola protein technologies to make, have made, use and market and sell Burcon's pea, pulse and canola proteins (the "Merit Licensed Products").  See "Material Contracts".

  Concurrently with the signing of the Amended and Restated Shareholders Agreement, Burcon and Burcon-MB entered into an amended and restated license and production agreement (the "Amended and Restated License Agreement") on August 27, 2020.  The Amended and Restated License Agreement amends and restates the Original Merit License Agreement.  See "Material Contracts".

On February 9, 2021, Burcon announced that Merit Foods completed the first commercial production runs of Peazazz® and Peazac® pea proteins at its state-of-the-art plant protein production facility in Manitoba, Canada, dedicated to the production, under license, of Burcon's novel pea and canola protein ingredients.  Construction of the facility was formally completed on December 31, 2020.  On April 12, 2021, Burcon announced that Merit Foods achieved first commercial production of its novel lineup of Puratein® canola proteins.  The facility was commissioned on December 31, 2021 and achieved the production output threshold as defined under the Amended and Restated License Agreement for the Flex Production Facility to have attained commissioned status.

On May 23, 2019, Burcon, Burcon-MB and Merit Foods entered into a services agreement (the "Services Agreement") pursuant to which Burcon and Burcon-MB will provide certain services (the "Services") to Merit Foods in support of Merit Foods' business.  The Services will commence on July 3, 2019 and the agreement will have an initial term ending on June 30, 2022.  Under the Services Agreement, Burcon and Burcon-MB will provide general management/administrative/technical services, research and analytical services and sample production services.  The Services will be charged to Merit Foods based on rates set out in the Services Agreement.

On November 25, 2019 Burcon announced a non-brokered private placement of convertible debentures (the "Convertible Debentures") for an aggregate principal amount of up to $4 million and subsequently, on November 28, 2019, Burcon announced that the aggregate principal amount had increased from $4 million to $9.5 million (the "Convertible Debenture Offering").

Mr. Johann Tergesen, Burcon's former President and Chief Executive Officer,  Mr. Peter Kappel and Dr. Lorne Tyrrell, insiders of Burcon, agreed to and subscribed for Convertible Debentures totaling $2 million in principal amount.

Each Convertible Debenture consisted of $1,000 principal amount, bore interest at a rate of 8.5% per annum, payable semi-annually in arrears, and was unsecured.  The principal amount outstanding under the Convertible Debentures and all accrued and unpaid interest thereon were payable in cash thirty-six (36) months from the date of issuance of the Convertible Debentures.  The Convertible Debentures were convertible at the option of the holder, in whole or in part, into Shares at the Conversion Price, which represents approximately a 30% premium to the volume weighted average trading price of the Shares on the TSX for the five days immediately preceding November 25, 2019.

Burcon, had the right, at its sole discretion, to force the conversion of the Convertible Debentures if the Shares trade at or above $2.15 per share for a period of 14 consecutive trading days.  The Convertible Debentures and the Shares issuable upon conversion of the Convertible Debentures were subject to a four month and one day statutory resale restriction pursuant to applicable Canadian securities laws.

Burcon paid a cash finder's fee in connection with the Convertible Debenture Offering to certain finders of $156,600, representing 4.5% of the gross proceeds received from certain investors introduced to Burcon by the finders.

The Offering closed on December 10, 2019.  The issuance of Convertible Debentures to insiders under the Convertible Debenture Offering was considered a related party transaction under Multilateral Instrument 61-101. Burcon relied on exemptions from the formal valuation and minority shareholder approval requirements provided under sections 5.5(a) and 5.7(a) of Multilateral Instrument 61-101 on the basis that the participation in the Offering by insiders did not exceed 25% of Burcon's market capitalization.

On September 2, 2020, Burcon announced that between August 12, 2020 to August 31, 2020, Burcon's Common Shares traded at or above $2.15 on the TSX for fourteen consecutive days.  As a result, the outstanding Convertible Debentures were converted, on September 8, 2020, into 7,424,274 Common Shares at a conversion price of $1.05 per Common Share, being a rate of 952.38 Common Shares for each $1,000 principal amount of the Convertible Debentures.  An aggregate of 9,047,610 Common Shares were issued from the conversion of Convertible Debentures.  Burcon paid an aggregate of $162,939 in interest to Convertible Debenture holders.

On January 24, 2020, Burcon announced that the Company, Société Des Produits Nestlé Sa ("Nestlé") and Merit Foods had entered into a joint development agreement to tailor Burcon and Merit Foods' novel plant-based proteins for use in Nestlé food and beverage applications. The aim of the joint development was to tailor the functionality of Burcon and Merit's plant-proteins, to be supplied from Merit Foods' production facility, for use by Nestlé in plant-based meat and dairy alternatives.  During fiscal year 2021, Burcon conducted research work and provided  Nestlé with  various samples for testing and analysis.  The research conducted by Burcon was successful in identifying processing techniques to modify and improve the functionality of Burcon's and Merit's plant-based protein and as such, Burcon's role in the joint development agreement with Nestlé ended in January 2021, while Merit Foods has continued to work with Nestlé for the supply of Merit Foods' plant protein products.

On January 28, 2020, the Company announced that it had entered into an agreement with a syndicate of underwriters co-led by Canaccord Genuity Corp. and Beacon Securities Limited (the "Underwriters") pursuant to which the Underwriters agreed to purchase, on a bought deal basis pursuant to the filing of a short form prospectus, an aggregate of 6,452,000 units (the "Units") at a price of $1.55 per Unit (the "Offering Price") for aggregate gross proceeds to the Company of $10,000,000 (the "2020 Offering").

The Company granted the Underwriter an option (the "Over-Allotment Option"), to purchase up to an additional 967,800 Units at a price of $1.55 per Unit, exercisable at any time, for a period of 30 days after and including the Closing Date. The Over-Allotment Option was exercisable to acquire Units, Common Shares and/or Warrants (or any combination thereof) at the discretion of the Underwriter.

On February 19, 2020, the Company closed the 2020 Offering for gross proceeds of $11,500,690. The Underwriters purchased from the Company, on a bought deal basis, the Units at the Offering Price per Unit for gross proceeds of $10,000,600. The Underwriters also exercised the over-allotment option in full and purchased an additional 967,800 Units at a price of $1.55 for additional gross proceeds to the Company of $1,500,090.

Each Unit consisted of one common share of the Company (a "Common Share") and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a "Warrant"). Each Warrant was exercisable to acquire one Common Share (a "Warrant Share") for a period of 24 months following the closing of the Offering (the "Closing") at an exercise price of $2.00 per Warrant Share.

The Units were offered by way of a short form prospectus filed in all provinces of Canada, except Prince Edward Island, Newfoundland and Labrador, and Quebec.

In connection with the 2020 Offering, Burcon paid the Underwriters a cash commission of $805,048, representing 7% of gross proceeds of the 2020 Offering and 519,386 Warrants (the "Underwriters' Warrants"), representing 7% of the number of Units sold in the 2020 Offering.  Each Underwriters' Warrant was exercisable to acquire one Common Share (a "Underwriters' Warrant Share") for a period of 24 months following the Closing at an exercise price of $2.00 per Underwriters' Warrant Share.  An aggregate of 2,599,004 Warrants and 207,754 Underwriters' Warrants were exercised.  1,318,650 Warrants and 311,632 Underwriters' Warrants expired on February 19, 2022.

On May 4, 2020, Burcon announced that Merit Foods had secured a debt financing package of up to $85 million of capital from a syndicate of lenders including Export Development Canada ("EDC"), Farm Credit Canada ("FCC") and the Canadian Imperial Bank of Commerce.  To facilitate the financing, Burcon provided a short-term letter of credit in the amount of $6.5 million in favor of EDC (the "Letter of Credit"), which was to remain in place until no later than September 30, 2020, and also provided a $4 million guarantee of Merit Foods' debt obligations (the "Guarantee").  The Other Shareholders also provided similar guarantees up to an aggregate maximum liability of $6 million.  Burcon Holdings and the Other Shareholders also provided guarantees in the aggregate amount o $1,250,000 to CIBC, of which Burcon Holdings' proportionate share was $500,000.  In connection with the Investment in August 2020, Burcon Holdings' guarantee amount was subsequently reduced to $416,625.

In connection with the Investment and following the deposit by Merit Foods of $10 million of the proceeds of the Investment into a designated account, EDC and FCC released the Guarantee.  Burcon signed the released guarantees in favour of each of EDC and FCC on April 24, 2020, pursuant to which Burcon agreed to guarantee all the indebtedness, liabilities and obligations of Merit under the loan agreements between EDC, FCC and Merit Foods.  The guarantees provided by the Other Shareholders in connection with the financing were also released.  EDC also released and returned to Burcon the Letter of Credit described above.

In October 2021, the shareholders of the Other Shareholders (the "EDC Guarantors") provided guarantees in the aggregate amount of $10 million (the "EDC Guarantee") to EDC in order for Merit Foods to meet certain credit requirements required by EDC under the loan agreements with EDC. Burcon Holdings and the EDC Guarantors entered into a reciprocal indemnity agreement (the "EDC Indemnity Agreement"). Under the EDC Indemnity Agreement, if any EDC Guarantor (each, a "EDC Paying Guarantor") is required to make payment under the EDC Guarantee and any other EDC Guarantor and Burcon Holdings (each, a "EDC Contributing Guarantor") has not made a corresponding payment equal to its Contributive Share, such EDC Contributing Guarantor(s) shall pay the EDC Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the EDC Guarantee will have been borne by the EDC Guarantors in their respective Contributive Shares. Burcon Holdings' Contributive Share under the EDC Indemnity agreement was 44.44%. The obligations of Burcon Holdings and the EDC Guarantors would terminate upon the termination or release by EDC of the EDC Guarantors' obligations under the EDC Guarantee.  Burcon's potential liability under the EDC Reciprocal Indemnity Agreement was approximately $4.44 million.

In October 2021, as a result of the Bunge October 2021 Investment, the aggregate liability of the EDC Guarantors under the EDC Guarantee was reduced to $5.05 million, and Burcon's maximum liability under the EDC Indemnity Agreement was reduced to $2.24 million.

In January 2022, FCC agreed to provide Merit Foods with a further credit facility of $10 million.  In connection with the amendment of the FCC and EDC loan agreements, the EDC Guarantors and Burcon Holdings entered into an amended and restated reciprocal indemnity agreement (the "Amended and Restated Indemnity Agreement") to reflect the reduction in the EDC Guarantee amount to $5.05 million.

In May 2022, Burcon Holdings, Bunge and the Other Shareholders advanced an aggregate $10 million loan ("May 2022 Shareholder Loan") to Merit Foods to address liquidity requirements of Merit Foods as it ramps up production and sales at its pea and canola protein production facility.  Burcon Holdings' proportionate share of the May 2022 Shareholder Loan was $3.16 million.  The May 2022 Shareholder Loan has a term of 15 years, will initially be non-interest-bearing and have terms similar to previously advanced shareholder loans.    The May 2022 Shareholder Loan will be subordinated to any indebtedness owed by Merit Foods to each of its financial lenders, whether secured or unsecured.  As a result of the of May 2022 Shareholder Loan, EDC released the EDC Guarantors from the EDC Guarantee.  Under the terms of the Amended and Restated Indemnity Agreement, the obligations of Burcon Holdings and the EDC Guarantors terminated upon the release by EDC of the EDC Guarantee.  See "Material Contracts".

On June 22, 2020, Burcon announced that Merit Foods has secured additional debt financing of $10 million in the form of a 10-year interest free loan from Agriculture and Agri-Food Canada.  On July 28, 2020, Her Majesty the Queen in Right of Canada as represented by the Minister of Agriculture and Agri-Food (the "Minister"), Merit Foods, Merit Foods' subsidiary, 11410083 Canada Ltd., Burcon Holdings and the Other Shareholders entered into the  Repayable Contribution Agreement For The AgriInnovate Program (the "AIP Agreement") pursuant to which the Minister provided a $10 million 10-year interest free loan (the "AIP Loan") to Merit Foods  and 11410083 Canada Ltd. (the "Recipients") for the purpose of facilitating the commercialization of a patent protected, world-leading plant protein extraction process for purposes of supporting the growth of the pea, pulses and canola industries.  The interest free loan, repayable over 10 years, was approved under the Agriculture and Agri-Food Canada's AgriInnovate Program.  Burcon Holdings and each of the Other Shareholders have provided joint and several guarantees to secure the obligations of the Recipients under the AIP Loan.    See "Material Contracts".

In August 2020, Burcon and ADM agreed to terminate the License and Production Agreement dated March 4, 2011 made among Burcon, Burcon-MB and ADM for CLARISOY® soy protein.  See "Material Contracts".  As part of the agreement to terminate the exclusive license, the CLARISOY® trademark reverted back to Burcon.

In January 2022, Burcon announced that Mr. Johann Tergesen would be stepping down as President and Chief Executive Officer of the Company.  After Mr. Tergesen's departure on February 28, 2022, Mr. Peter Kappel was appointed as interim Chief Executive Officer on March 1, 2022 while the Company, with the assistance of Kincannon & Reed, an executive search firm specialising in the food and agribusiness sectors, searched for a new chief executive officer.  As of the date of this AIF, the search is still ongoing.

In April 2022, Burcon announced that it had received a co-investment from Proteins Industries Canada for the development of high-quality protein ingredients from sunflower seeds.  Burcon is partnering with Pristine Gourmet, a processor of 100% pure Canadian non-GMO cold pressed virgin oils, to further develop Burcon's novel process for the production of sunflower protein ingredients under this $1 million project.  The project intends to fine-tune and scale up an economical extraction and isolation process arising from the by-product (pressed cake) of sunflower oil production.

  On June 20, 2022, Burcon and Large Scale entered into a loan agreement (the "2022 Loan Agreement") pursuant to which Large Scale will provide Burcon with a secured loan (the "2022 Large Scale Loan") of up to $10 million (the "Loan Amount"). Firewood is wholly-owned by Mr. Alan Chan, a director of Burcon. Upon the satisfaction of certain conditions with respect to each tranche, the Loan Amount will be available in two tranches of $5 million each. The first tranche, which is currently available to the Company, has a maturity date of July 1, 2024 and the second tranche will have maturity date that is 24 months from the closing date of such tranche (in each case, the "Maturity Date"). The Lender will be paid a commitment fee of 1% of the undrawn amount of the Loan Amount under each tranche on: (i) the closing date of such tranche and (ii) each annual anniversary of the closing date of such tranche. The drawn portion of the Loan Amount will bear interest at a rate of 8% per annum (the "Principal Balance"). Interest on the Principal Balance will accrue monthly, not in advance, and will be payable on the Maturity Date of the applicable tranche. See "Material Contracts".

The Company's fiscal year end is March 31. During fiscal years 2020 to 2022, Burcon raised or borrowed a total of approximately $42.3 million in capital as follows:

• In June 2019, Burcon completed the 2019 Rights Offering and raised gross proceeds of approximately $15.4 million as described above.

• In December 2019, Burcon issued Convertible Debentures and raised gross proceeds of $9.5 million as described above.

• In February 2020, Burcon completed the 2020 Offering and raised gross proceeds of approximately $11.5 million as described above.

• In February 2020, Mr. Allan Yap, a former director and chief executive officer of Burcon, exercised warrants issued to him from a rights offering completed in 2018 to purchase 1,182,099 common shares of the Company for proceeds of approximately $532,000.

• During fiscal years 2020 and 2022, certain officers, directors and employees exercised options to purchase common shares of the Company for proceeds of approximately $171,000.

• During the fiscal years 2021 and 2022, holders of warrants from the 2020 Offering exercised warrants to purchase common shares of the Company for proceeds of $5.2 million.

The proceeds raised from the transactions described above have been used to:

• fund the activities associated with Burcon's obligations under the ADM License and Production Agreement for the commercialization of Burcon's CLARISOY® soy protein;

• supporting ADM in connection with its commercialization of CLARISOY® soy protein;

• fund the activities associated with identifying, negotiating terms and securing a strategic alliance for the commercialization of Burcon's pea and canola proteins;

• repay the Loan and the Note and the accrued interest thereon;

• pay the accrued interest due under the Convertible Debentures;

• fund the investment by Burcon in Merit Foods and Burcon's obligations under the Original Shareholders' Agreement and the Amended and Restated Shareholders' Agreement;

• fund the activities associated with Burcon's obligations under the Original Merit License Agreement and the Amended and Restated License Agreement, for the commercialization of Burcon's pea and canola proteins; and

• fund the activities associated with Burcon's obligations under the joint development agreement with Nestlé.

Burcon has also used the proceeds raised and will continue to use the proceeds raised to:

• fund the activities associated with efforts relating to identifying a strategic partner for the commercialization of Burcon's other proteins, including sunflower;

• investigate the feasibility of relocating or expanding the Winnipeg Technical Centre;

• further develop Burcon's protein extraction and purification technologies and pursue new related products;

• pursue and develop new applications from the functional attributes of Burcon's proteins;

• fund Burcon's patent activities; and

• provide general working capital.

Pea

Pea protein is increasing in popularity as a plant-based protein ingredient which can be used in a wide variety of food products.  One of the reasons is that pea protein is able to deliver functionality and protein nutrition to products without the issues of allergenicity and genetic modification that may be present with other proteins.  Pea proteins currently available in the market are sold for use in a variety of food products including: meat alternatives; snacks and cereals; diet products (high protein foods); ready-to-mix and ready-to-drink beverages as well as in nutritional supplements such as meal replacement shakes.

On May 23, 2019, Burcon signed the Original Shareholders Agreement to form Merit Foods.  The business of Merit Foods is the commercial production, sales, marketing and distribution worldwide of Burcon's pea protein, pulse protein and canola protein products.  Concurrently with the signing of the Original Shareholders Agreement, Burcon and Burcon-MB entered into the Original Merit License Agreement pursuant to which Burcon and Burcon-MB have granted an exclusive, royalty-bearing, worldwide license to Merit Foods to use and exploit Burcon's pea, pulse and canola protein technologies to make, have made, use and market and sell Burcon's pea, pulse and canola proteins.  As disclosed in "General Developments of the Business", the Original Shareholders Agreement and the Original Merit License Agreement were amended and restated on August 27, 2020.  See "Material Contracts".

On October 21, 2019, Burcon announced that it had received a GRAS (Generally Recognized As Safe) no-objection letter from the US Food and Drug Administration ("FDA") for its Peazazz® and Peazac® pea proteins.  Burcon had successfully obtained self-affirmed GRAS status for its Peazazz® and Peazac® pea protein products and had made its submission to the FDA for GRAS notification on June 15, 2018.  This "Letter of No Objection" is issued by the FDA, after an extensive review of all of the scientific data submitted by Burcon, to confirm that the FDA has no questions or concerns regarding the safety of Burcon's pea protein ingredients.  Receipt of GRAS notification is a significant commercial milestone and is important for the acceptance and use of these proteins by global food and beverage companies.

On January 24, 2020, Burcon announced that Burcon, Merit Foods and Nestlé entered into a joint development agreement for the development and use of Burcon's novel protein ingredients, including pea and canola proteins, into Nestlé's food and beverage products.  The agreement was designed to provide Nestlé with access to Burcon's unique expertise and a new range of high-quality plant-based protein ingredients.  During fiscal year 2021, Burcon conducted research work for and provided Nestlé with various samples for testing and analysis.  The research conducted by Burcon was successful in identifying processing techniques to modify and improve the functionality of Burcon's and Merit's plant-based protein and as such, Burcon's role in the joint development agreement with Nestlé ended in January 2021. Merit Foods' has continued to work with Nestlé for the supply of Merit Foods' plant protein products. Burcon will continue to provide technical assistance to Merit Foods in support of the relationship with Nestlé.

Construction of Merit Foods' 94,000 square foot production facility to produce high-quality pea and canola proteins was formally completed on December 31, 2020.  Burcon announced on February 9, 2021 that Merit Foods had completed the first commercial production runs of its Peazazz® and Peazac® pea proteins.  Subsequently on April 12, 2021, Burcon announced that Merit Foods had achieved first commercial production of its novel lineup of Puratein® canola proteins.  On November 10, 2021, Burcon announced that Merit Foods was commercially ready to supply its best-in-class pea and canola proteins to leading food and beverage customers.  Merit Foods' product portfolio currently consists of three product family offerings: pea protein, non-GMO canola protein, and MeritPro™, a unique lineup of nutritionally complete protein blends. Its entire portfolio aligns with a number of consumer label preferences, including allergen-free, gluten-free, non-dairy, non-GMO, and vegan.

Canola

Burcon's technologies allow it to extract and purify three types of canola proteins from canola meal, a co-product (together with canola oil) of the canola seed crushing industry.  Burcon has branded these canola proteins under the trade names "Puratein®", "Supertein®" and "Nutratein®".

Merit Foods has re-branded Burcon's Nutratein®, Puratein® and Supertein® canola protein ingredients as Puratein® C, Puratein® G and Puratein® HS, respectively.  Merit Foods markets its novel lineup of Puratein® canola protein ingredients as having a neutral flavour profile that offers excellent solubility and stability across a range of pH levels.  Merit Foods' facility is the first and only commercial-scale facility in the world capable of producing food-grade protein from canola, the world's second-largest oilseed crop.

Pea Protein/Canola Protein Blends

Burcon's pea protein products can be combined with Burcon's canola protein products to provide proprietary protein blend products with excellent functional attributes and added nutritional value.  On their own, the individual pea and canola protein are limited in their content of certain essential amino acids.  However, the amino acid profiles of the pea and canola protein products are complementary, that is, the canola proteins are rich in essential amino acids that are limited in the pea proteins and the pea proteins are rich in essential amino acids that are limiting in the canola protein.  The resulting blends, marketed as Nutratein® blend products, are proprietary plant protein products providing improved protein nutrition.

On May 23, 2019, Burcon announced the development of the pea protein and canola protein blends Nutratein-PS® and Nutratein-TZ®.  These blended products have exceptional functional characteristics and nutritional value.  Nutratein-PS® is a blend of Peazazz® pea protein and Supertein® canola protein, having clean flavour and high solubility, intended for use in products such as dairy alternative beverages.  Nutratein-TZ® is a blend of Peazac® pea protein and Puratein® canola protein, having functional properties that make it ideally suited for use in plant-based meat alternative products such as plant-based burgers or sausages.

As part of the Amended and Restated License Agreement, Merit Foods will be responsible for the production, marketing and sales of Burcon's pea, canola and its proprietary Nutratein® protein blends.  Merit Foods has since re-branded Burcon's pea and canola protein blends as its lineup of unique MeritPro™ protein blends.  Due to the particular needs of each application, Merit Foods is able to tailor the color, functionality and nutrition of its MeritPro™ blends based on the specific application.  Burcon believes that the resulting blends all have levels of purity, taste, solubility and digestibility that exceed industry standards for plant-based proteins.

Soy

Soy protein isolate is used as a functional ingredient or fortifier in a wide variety of food products including meat alternatives, dairy alternatives, protein shakes, ready-to-drink beverages, protein cereal bars, soups and sauces, meats and meat alternatives, and breads and baked goods.  In addition to enhancing the protein content of foods, soy protein isolates are used by food manufacturers for their functional applications.  These applications include the ability to emulsify, whip, bind and add viscosity to foods.  See "Description of the Business".

Burcon has developed technologies to extract and purify soy protein from a variety of soy materials.  These technologies encompass various processes to produce a soy protein which Burcon has branded as "CLARISOY®".  A number of different processes are used to produce CLARISOY® soy protein specific for certain applications ranging from soluble and transparent beverages with a pH of 4.0 and below to neutral beverages with a pH of 7.0 or higher.  CLARISOY® is specifically designed to enable beverage manufacturers to meet the demand for great-tasting, nutritionally enhanced beverages targeted to the ever-growing number of health and wellness minded consumers.  Potential applications for CLARISOY® include: sports nutrition beverages, citrus-based drinks, fruit-flavoured beverages, lemonades, powdered beverage mixes and in numerous non-beverage plant-based applications.

On March 4, 2011, Burcon, Burcon-MB and ADM entered into the ADM License and Production Agreement for the worldwide, exclusive production, marketing and sale by ADM of soy protein products using Burcon's CLARISOY® soy protein technology.  See "Material Contracts".

By June, 2012, ADM had constructed and was operating a commercial-scale production plant in Decatur, Illinois to produce CLARISOY® soy proteins.  ADM conducted the first commercial sale of CLARISOY® soy protein by December 2012.

CLARISOY® is well-suited for adding protein, nutrition and functionality to everyday products; it excelled particularly in beverage applications due to its clean flavour and smooth mouthfeel.  ADM's focus on dairy replacement using CLARISOY® not only provided a price-stable and sustainable ingredient for food and beverage manufacturers, but also addressed the large consumer base that is lactose intolerant or sensitive to dairy products.

On November 8, 2016, Burcon announced that ADM had successfully commissioned the first full-scale CLARISOY® production facility.  While ADM continued to market and sell CLARISOY® soy protein into a number of different applications, ADM was unable to achieve meaningful sales of CLARISOY® soy protein.

Effective August 7, 2020, Burcon and ADM agreed to terminate the ADM License and Production Agreement.  See "Material Contracts".

Despite the termination of the ADM License and Production Agreement, Burcon believes that there continues to be an opportunity for Burcon to commercialize its soy protein technologies by identifying and working with the appropriate strategic partner.

Burcon is currently in discussions with one or more potential partner(s), to investigate the possibility of bringing CLARISOY® soy protein to market.

Sunflower

In April 2022, Burcon received a co-investment from Protein Industries Canada for the development of high-quality protein ingredient from sunflower seeds.  The $1 million project will see Burcon partnering with a local processor of 100% pure Canadian non-GMO cold pressed virgin oils, to further develop Burcon's novel process for the production of sunflower protein ingredients.

Premium sunflower protein isolate, that contains greater than 90% protein purity and has exceptional taste and functionality, has the potential of setting a new benchmark in the growing plant-based ingredients market.  Leveraging Burcon's core protein extraction and purification platform, the project intends to fine-tune and scale-up an economical extraction and isolation process arising from the by-product (pressed cake) of sunflower oil production.

Specialty Proteins and Phytochemical Extractions

Burcon's extraction and purification technologies can also be used to produce specialty proteins such as flax and hemp proteins.  Burcon's core extraction and purification technology is versatile and can be adapted to process a range of oilseed and non-oilseed meals to produce high-value protein products for use in the food and beverage industries.

The demand for plant proteins in the protein market continues to grow and as such, Burcon believes that there may be niche market opportunities for its specialty protein ingredients.  Burcon will continue to explore these opportunities as they arise.

In February 2018, Burcon applied for accreditation from Health Canada's Office of Controlled Substances to conduct research for the future commercial production of purified cannabinoid extracts.  Burcon received its research license from Health Canada on July 17, 2019.  Given its focus on other business initiatives, Burcon does not plan to conduct research in cannabinoid extracts in the near future and therefore, did not renew its license when it became due in 2021.

DESCRIPTION OF THE BUSINESS

The protein ingredient industry continues to experience rapid growth, with plant proteins in particular experiencing high demand. This increase in demand for plant proteins is fuelled in part by consumer perception of plant-based foods as healthier, consumer awareness of livestock's environmental impact, consumer concerns regarding animal welfare, scientific advances, changing demographics and recent public sentiments in light of the COVID-19 pandemic, as well as by the public's changing perception of the safety of animal-based products.  External issues such as melamine tampering/contamination, mad cow disease, E. coli, swine flu, avian flu and the growing use of antibiotics in animal production, as well as demographic trends are all combining to produce significant demand for plant proteins.

Two major attributes are relevant to the commercial value of protein as an ingredient: functional value and nutritional value.

            Functional Value

Proteins possess a wide range of attributes essential to the structure and textural integrity of food products. These relevant properties include: solubility, viscosity, water-binding, gelation, cohesion, adhesion, elasticity, emulsification, foaming, whipping, fat-binding, film forming and flavour-enhancing qualities.

In weighing the commercial potential of any protein ingredient, its functional utility is, in some cases, more important than its nutritional value.  For example, although the nutritional value of wheat protein is comparatively low, (the Protein Digestibility Corrected Amino Acid Score ("PDCAAS") of whole wheat is 0.40), only wheat protein-called gluten-will make a traditional loaf of bread.  Thus, the functionality of wheat protein makes it a staple in the North American diet.  At the top end of the functional scale, egg white protein will whip, coagulate, and form films.  Such functional versatility makes egg white one of the most valuable food proteins.  Certain of Burcon's proteins can be made to mimic many of egg's functions, and in certain instances can outperform egg.

            Nutritional Value

Proteins are organic compounds made up of carbon, hydrogen, oxygen and nitrogen. It is the presence of the nitrogen that sets proteins apart from other nutrients.  Nitrogen is essential to human life, but since we have no other source of nitrogen-unlike plants, we are unable to absorb it as a nutrient from the ground-one of the most important roles of dietary protein is to bring nitrogen into the body.

Proteins are made up of sub-units called amino acids. There are twenty dietary amino acids, typically subdivided into two categories: non-essential amino acids, which can be made within the body, and essential amino acids which must come from diet.

Amino acids supplied from dietary protein are needed for synthesis of body proteins in muscle, organs, bone and skin, and for synthesis of enzymes, certain hormones, antibodies and a host of bodily processes.

The essential amino acids are lysine, methionine + cysteine, threonine, tryptophan, leucine, isoleucine, valine, phenylalanine, arginine and histidine (adults do not require a dietary supply of arginine).

A diet deficient in one or more of the essential amino acids impairs growth in children, causes adults to lose muscle mass, and lowers the body's resistance to a variety of diseases. Extreme protein deficiency can be a cause of death. An adequate daily supply of high-quality protein is essential to optimal growth and health.

The nutritional supplements industry has seen rapid growth in the use of protein ingredients over the past ten years. Protein or nutrition bars, once consumed only by endurance athletes, are now widely available and protein-rich meal-replacement products and dietary supplements have become supermarket staples and are sold in large quantities through all the major multi-level marketing companies. Protein supplements are also increasingly and successfully being promoted to the expanding market of geriatric consumers. Potential nutritional applications for protein isolates include ready-to-drink and ready-to-mix beverages, nutrition bars, protein powders and any other concentrated protein supplement.

Pea

Field pea, or Pisum sativum in Latin, is part of the legume family and was one of the earliest cultivated food crops.  A pea is most commonly the green or yellow small spherical seed inside a peapod that contains multiple peas.  The pea plant is grown in cool-weather conditions in many parts of the world, including Canada, Europe and temperate regions of Asia.

Peas are consumed as a vegetable worldwide for their high nutritional value and health benefits, being high in protein, fibre, starch, vitamins and minerals.  Peas are also not considered a major allergen. As part of the legume family, pea plants have the ability to lock in nitrogen from the atmosphere and store it in their root nodules. This nitrogen-fixation ability allows producers to use less fertilizer and replenish the soil with nitrogen, making peas a much desired sustainable crop.

Pea protein is increasing in popularity as a plant-based protein ingredient which can be used in a wide variety of food products.  One of the reasons is that pea protein is able to deliver functionality and protein nutrition to products without the issues of allergenicity and genetic modification that may be present with other proteins.  Pea proteins currently available in the market are sold for use in a variety of food products including: meat alternatives; snacks and cereals; diet products (high protein foods); ready-to-mix and ready-to-drink beverages as well as in nutritional supplements such as meal replacement shakes.

Peazazz®

Peazazz® pea protein is a uniquely soluble, clean and neutral-tasting pea protein that is suitable for dairy alternative food and beverages.  Burcon believes that Peazazz® is the purest pea protein on the market, has clean flavour characteristics and is well suited for use in plant-based milk, yogurt, ice cream as well as a variety of other healthy and great tasting food and beverage product applications.  Its valuable nutritional and functional characteristics make Peazazz® an attractive product to companies looking for an alternative plant protein ingredient.

Burcon's Peazazz® pea protein can be produced from a non-GMO source and pea protein is not considered a major allergen.  Consumers are increasingly looking for clean-label and "free-from" products.  Burcon's Peazazz® pea protein is dairy-free, soy-free, gluten-free, allergen and GMO-free and does not require allergen labelling.

Burcon is not aware of any pea protein isolate in the market that is clean-tasting with superior solubility like Peazazz®.  Burcon expects the introduction of Peazazz® pea protein to be able to gain a share of the pea protein market, as well as expand the pea protein market to include (what it previously could not) a broader range of product applications.

During fiscal 2014 to fiscal 2019, Burcon shipped samples of Peazazz® pea protein to various key potential multi-national production and/or distribution partners and undertook applications work in response to requests from certain potential commercialization partners.  On May 23, 2019, Burcon announced that it had signed the Original Shareholders Agreement and the Original Merit License Agreement.  As disclosed in "General Developments of the Business", the Original Shareholders Agreement and the Original Merit License Agreement were amended and restated on August 27, 2020.  Also see "Material Contracts".

Peazac® and Peazac® 850

Peazac® pea protein is a co-product of the production of Peazazz® pea protein.  Extracted pea proteins are fractionated under conditions that give rise to two product streams, which are separately further processed to provide Peazazz® and Peazac®.  The properties of Peazac® differ from those of Peazazz®, including a lower protein content in Peazac®.  Merit Foods has introduced a new version of Peazac®, which it has branded as Peazac® 850, targeted at formulators developing products with a creamier and smoother mouthfeel.  Peazac® 850 has a protein content of 85% and has exceptional taste and functionality.  Recommended food applications for the Peazac® line of pea proteins include plant-based meat alternative products, ready-to-mix powders, ready-to-mix beverages, dairy alternatives, nutrition bars, and applications requiring the most neutral flavour and moderate viscosity.  Like Peazazz® pea protein, Peazac® pea protein is dairy-free, soy-free, gluten-free, GMO-free and does not require allergen labelling.

Pea Protein Production

Current production of pea protein products in the market involves the use of either a dry fractionation process or a combination of both dry and aqueous fractionation processes.  Mechanical separation from a dry fractionation process is used to produce pea protein flours and concentrates, which contain a lower protein content.  An aqueous fractionation process is used to produce pea protein isolates with higher protein content ideal for use in human food and beverage applications.  Current methods of production often result in a pea protein that retains its vegetable off-flavour, insoluble in solution and imparts undesirable color and aroma into food applications. Burcon has developed and filed applications to obtain patent protection for novel processes allowing for the production of uniquely soluble pea proteins with clean flavour characteristics suitable for various food and beverage applications.

Pursuant to the terms of the Amended and Restated License Agreement (see "Material Contracts"), Burcon has licensed its Peazazz® pea protein and its canola protein technologies to Merit Foods, on an exclusive basis, to use, market and sell the products that use the pea and canola technologies.  Under the Amended and Restated Licence Agreement, Merit Foods is the primary party responsible for the commercialization efforts for Burcon's pea and canola protein products.

During the term of the license under the Amended and Restated License Agreement, Burcon will continue to refine its protein extraction and purification technologies for pea and canola proteins in its Winnipeg Technical Centre.

On May 4, 2020, Burcon announced that Merit Foods was expanding production capacity at its state-of-the-art protein production facility in Winnipeg, Manitoba.  The construction of Merit Foods' 94,000 square foot state-of-the-art production facility to produce high-quality pea and canola proteins was completed on December 31, 2020.  Burcon announced on February 9, 2021 that Merit Foods had completed the first commercial production runs of its Peazazz® and Peazac® pea proteins.  The facility was commissioned on December 31, 2021 and achieved the production output threshold as defined under the Amended and Restated License Agreement for the Flex Production Facility to have attained commissioned status.

Canola

Canola is the North American name for the enhanced variation of rapeseed first developed and introduced in 1974 when a Canadian researcher bred a "double low" variety of rapeseed with reduced levels of the two negative elements naturally occurring in rapeseed: erucic acid and glucosinolates.  This type of rapeseed is known in Europe and parts of Asia as rapeseed or oilseed rape and has become the world's second largest oilseed crop. The growth of rapeseed as an international crop can be attributed to three factors: the ability to grow rapeseed in temperate climates; favourable production costs; and a beneficial fatty acid profile for the oil, which is high in monounsaturates.

Each canola plant produces yellow flowers which produce pods that are similar in shape to pea pods and about 1/5th the size.  Within the pods are tiny round seeds that are crushed to obtain canola oil.  After the oil is removed through processing at a canola crushing plant, the remainder of the seed (approximately 60% by weight) is canola meal.  Canola meal is the raw material used to produce Puratein® canola protein, Supertein® canola protein and Nutratein® canola protein from Burcon's extraction technologies.  Canola meal is comprised of approximately 35% protein.  Canola meal is in abundant and relatively inexpensive supply and is sold almost exclusively as an animal feed ingredient; however, its protein value, even in feed applications, is limited by the presence of a large amount of fiber and other anti-nutritional factors naturally present in canola seed.  Burcon's extraction process separates the protein from the fiber and from most of the naturally occurring anti-nutritional factors.

In the past, numerous attempts have been made at finding an economically viable method to extract canola protein from canola meal.  There is a significant amount of scientific publications describing various methods to do so, most of which publications also underscore numerous reasons for the scientific interest in obtaining canola protein isolate, including, amongst others: a unique amino acid profile, rich in sulfur containing amino acids; an abundant source of protein; and two distinct protein fractions.  However, none of the existing technologies described in the scientific literature is commercially applied at present. Major drawbacks of the existing technologies, which often use alkaline extraction followed by isoelectric precipitation, include the insufficient purity of the canola protein isolate, unacceptable colour and taste of the canola protein products as well as the resulting protein's limitations regarding functionality.  Phenolics that are naturally present in canola oxidize readily in alkaline conditions causing dark coloration of the final protein product.

Burcon's canola protein extraction process does not use harsh chemicals but rather is based primarily on making use of physical separation and purification techniques. At the core of Burcon's canola protein production process is a micelle formation step, which separates the two naturally occurring proteins in canola: napin and cruciferin.  Processing of these two fractions results in the cruciferin-rich canola protein isolate Puratein® canola protein and the napin-rich canola protein isolate Supertein® canola protein.  Burcon has also developed Nutratein® canola protein, which consists of a blend of the two fractions.  Merit Foods has re-branded Burcon's Nutratein®, Puratein® and Supertein® canola protein ingredients as Puratein® C, Puratein® G and Puratein® HS, respectively. On April 12, 2021, Burcon announced that Merit Foods had achieved first commercial production of its novel lineup of Puratein® canola proteins.

Canola Protein

Potential nutritional applications for canola proteins include meat alternatives, egg alternatives, non-dairy frozen desserts, ready-to-mix beverages, whipped toppings and nutrition bars and any other concentrated protein supplement.

Based on the recommendations of the Joint Expert Consultation of the Food and Agricultural Organization ("FAO") and World Health Organization ("WHO") in 1989, the FDA and the FAO/WHO adopted in 1993 the PDCAAS as the preferred method for measuring the quality of a protein based on the amino acid requirements of humans.  The PDCAAS method for evaluating protein quality is based on the needs of humans.  The quality of a protein is based on the amino acid requirements of a 2 to 5 year old child, which is considered to be the most nutritionally demanding age group, other than infants.  After adjusting for digestibility, the protein quality rankings of a specific protein evaluated under the PDCAAS method are compared to a standard amino acid profile with the highest possible score being a 1.0.  A PDCAAS score of 1.0 means that, after digestion of the protein, it provides 100% or more of all the essential amino acids required.  Proteins with a PDCAAS of 1.0 include egg and cow's milk.

The PDCAAS scoring system has since been updated by the FAO/WHO/United Nations University ("UNU") in 2002, altering the reference amount of specific amino acids and also dividing the requirement by age groups of children 1-2 years and 3-10 years.  In the Report of a Joint FAO/WHO expert consultation on protein and amino acid requirements in human nutrition, the FAO/WHO/UNU came to the conclusion that previous reports considerably overestimated the protein requirements.  Despite the foregoing, the FDA has neither formally adopted the updated levels recommended in the 2002 report nor advised food companies to use these updated levels when calculating PDCAAS values.

Based on the PDCAAS method, the PDCAAS scores for Burcon's canola proteins are as follows:

Canola Protein	FAO/WHO 1989 mg/g protein (2-5 years old)	FAO/WHO/UNU 2002 mg/g protein (3-10 years old)
Puratein®	0.60	0.72
Supertein®	0.71	0.91
Nutratein®	0.90	1.00

Burcon's canola protein has a score in the range of 0.60 to 0.90 under the 1989 FAO/WHO pattern and a score in the range of 0.72 - 1.00 under the 2002 FAO/WHO/UNU pattern, suggesting that Burcon's canola protein is a good quality protein source.

Puratein® Canola Protein

Puratein® canola protein is a canola protein isolate comprised mainly of globulin proteins. The functional properties of Puratein® canola protein include emulsification, gel formation, thickening, formation of heat-stable foams, and water- and ingredient-binding. Applications for Puratein® canola protein include meat alternatives such as burgers and sausages  and nutrition bars.  Puratein® canola protein has a savoury flavour profile with no off-flavours. Merit Foods is marketing Burcon's Puratein® canola protein as Puratein® G canola protein.

Supertein® Canola Protein

Supertein® canola protein is a light coloured powder with a mild flavour.  It is a highly soluble canola protein isolate, at over 90% protein purity, comprised principally of albumin proteins. The functional properties of Supertein® canola protein include high solubility across the pH range, good foaming and whipping capacity that exceeds the performance of egg albumen.  Applications for Supertein® canola protein include non-dairy frozen desserts, egg alternative, plant-based marshmallows, plant-based ready-to-mix beverages, whipped toppings and plant based bars, among many others.  Merits Foods is marketing Burcon's Supertein® canola protein as Puratein® HS canola protein.

The exceptional cysteine content of canola protein has long been of interest to nutritional scientists.  A potential link between canola protein's high cysteine content and disease prevention has been reported in a study in the British Journal of Nutrition entitled "Rapeseed protein inhibits the initiation of insulin resistance by a high-saturated fat, high-sucrose diet in rats" by Mariotti F., Hermier D., Sarrat C., Magné J., Fénart E., Evrard J., et al 2008 Nov; 100(5):984-91.  The study's aim was to determine whether rapeseed protein, described by the study's authors as "an emergent cysteine-rich protein" could inhibit the onset of the metabolic syndrome.  The main finding of the study "is that rapeseed protein substituted for milk protein inhibited the onset of insulin resistance in rats fed the high-saturated fat, high-sucrose diet".  The authors further noted that rapeseed protein mitigated certain factors associated with metabolic syndrome: "The study's result highlights the importance of the type of protein as a major component of diet quality, in terms of cardiovascular and diabetic risks." Supertein® canola protein is rich in sulfur-containing amino acids and particularly rich in cysteine.  The typical cysteine content of Burcon's Supertein® canola protein is nearly double that of whey protein, which is recognized for its high cysteine content. The findings in the study reported in the British Journal of Nutrition suggest that Supertein® may have potential applications in the prevention of metabolic syndrome.

Nutratein® Canola Protein

With purity levels at over 90% protein, Nutratein® canola protein is comprised of a mixture of globulin and albumin proteins.  Nutratein® canola protein is a fine powder that has good solubility across a broad pH range.  Nutratein® canola protein has an excellent amino acid profile and its PDCAAS score makes it an excellent choice for use in meat and egg alternatives, and other plant-based functional foods.  Nutratein® canola protein benefits from having high cysteine content, one of the limiting amino acids, making Nutratein® a nutritional complement to amino acid profile of other plant proteins having a low or deficient cysteine content.  Merit Foods is marketing Burcon's Nutratein® canola protein as Puratein® C canola protein.

Pea Protein/Canola Protein Blends

Burcon has developed proprietary blends of its pea protein products and canola protein products for applications where improved protein nutritional value is desired compared to the use of pea proteins alone or canola proteins alone.  In addition to their nutritional value, these blend products, marketed by Merit Foods as its line of MeritPro™ blend products, have excellent functional attributes.  The blends are proprietary plant protein products providing improved protein nutrition that may be used as a convenient alternative to both high protein nutrition animal protein products and soy protein products.

On May 23, 2019, Burcon announced the development of the pea protein and canola protein blends Nutratein-PS® and Nutratein-TZ®.  These blended products have exceptional functional characteristics and nutritional value.  Nutratein-PS® is a blend of Peazazz® pea protein and Supertein® canola protein, having clean flavour and high solubility, intended for use in products such as dairy alternative beverages.  Nutratein-TZ® is a blend of Peazac® pea protein and Puratein® canola protein, having functional properties that make it ideally suited for use in plant-based meat alternative products such as plant-based burgers or sausages.

As part of the Amended and Restated License Agreement, Merit Foods is responsible for the production, marketing and sales of Burcon's pea, canola and its proprietary Nutratein® protein blends.  Merit Foods has re-branded Burcon's pea and canola protein blends as its lineup of unique MeritPro™ protein blends.  Due to the particular needs of each application, Merit Foods is able to tailor the colour, functionality and nutrition of its MeritPro™ blends based on the specific application.  The resulting blends all have levels of purity, taste, solubility and digestibility that exceed industry standards for plant-based proteins.

Soy

According to the Soyfoods Association of North America, the soybean was introduced to North America around the 1760s.  Today, soybeans are the largest oilseed crop in the world with Brazil being the largest producer of this crop, followed by the United States, Argentina and China. Soybeans are similar in size and colour to peas and are primarily cultivated for their oil and protein. Soybeans are the largest single source of edible oil and accounted for approximately 59%‡  of the world's total oilseed production in 2019. In addition to being a source of oil and protein, soybean meal is used in animal feed for the production of meat and eggs.  Soy flour is used in the commercial baking industry while soy hulls are processed to make breads, cereal and snacks.

Each soybean is comprised of approximately 40% protein, 35% carbohydrate (including fiber), 20% oil, and 5% ash.

Soy Protein

Commercially sold soy protein is available in predominantly three forms: soy flour, soy concentrates and soy protein isolates.  After cracking and dehulling the soybean, soy processors roll them into flakes.  Oil from the soybean flakes is removed and then the flakes are dried.  The defatted flakes are then further processed into soy protein.

Soy protein isolate is the purest of the three forms of soy protein and contains over 90% protein, on a moisture free basis.  Soy protein isolates are relatively neutral in flavour and odour and are used primarily by the food industry.  Today, soy protein isolate is used in a variety of food applications, including as a protein replacement for dairy proteins in food or in products such as protein shakes, power bars, soups and sauces, meat alternatives, breads and baked goods.  Soy protein isolates are desired by food manufacturers for their functional applications.  These applications include the ability to emulsify, whip, bind and add viscosity to foods.

In addition to its functional attributes, soy protein isolate provides nutritional enhancement to foods.  Soy protein contains all the essential amino acids required for human nutrition.

Numerous studies have been conducted on the health benefits of soy protein.  In October 1999, the FDA approved a health claim for soy protein and its role in reducing the risk of coronary heart disease.  In March 2015, after a meta-analysis of scientific studies, Health Canada's Food Directorate concluded that scientific evidence exists to support a health claim about soy protein and blood cholesterol lowering. The evidence supports a direction of effect towards a reduction in total and LDL cholesterol levels when soy protein is consumed.

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‡ Source: www.soystats.com

The quest for healthier lifestyles has led consumers to search for healthier alternatives to animal protein.  The FDA's and Health Canada's approval of a health claim for soy protein has fuelled soy protein's increasing popularity and general acceptance among consumers.  These factors, along with the desire by consumers for food producers to find sustainable ways to produce food for humans, are expected to sustain market demand for soy protein isolates.  Burcon intends to participate in this growing market through its CLARISOY® soy protein.

CLARISOY®

In November 2008, Burcon announced that it had developed a soy protein which it branded as CLARISOY®. Burcon has developed technologies to extract and purify soy protein from a variety of soy materials.  These technologies encompass various processes to produce CLARISOY® soy protein.  A number of different processes are used to produce CLARISOY® soy protein specific for certain applications ranging from soluble and transparent beverages with a pH of 4.0 and below to neutral beverages with a pH of 7.0 or higher.  CLARISOY® is specifically designed to enable beverage manufacturers to meet the demand for great-tasting, nutritionally enhanced beverages targeted to the ever-growing number of health and wellness minded consumers.

Based on the PDCAAS method, Burcon's CLARISOY® soy protein has a score of 0.98 and 1.00 under the 1989 FAO/WHO pattern and the 2002 FAO/WHO/UNU pattern, respectively, suggesting that Burcon's CLARISOY® soy protein is a good quality protein source.

Soy Protein Production

Pursuant to the terms of the ADM License and Production ADM successfully commissioned the first full-scale CLARISOY® production facility in November 2016.  Although ADM made efforts to market and sell CLARISOY® soy protein into a number of different markets and product applications, ADM was unable to achieve meaningful sales for CLARISOY® soy protein.    Burcon and ADM agreed to terminate the ADM License and Production Agreement effective August 7, 2020.  See "Material Contracts".

Burcon is investigating alternative paths to bring its soy protein technologies to the market.    Soy protein is a complete plant-based protein ingredient that accounts for the largest share of the overall plant-based proteins market.  Burcon intends to pursue all available opportunities to commercialize and monetize its soy protein intellectual property portfolio.

Sunflower

Sunflower protein combines many beneficial attributes for human consumption: good digestibility index, good amino acid profile, free of priority allergens, good flavor, and good functionality. According to data from the US Department of Agriculture Foreign Agricultural Service (USDA FAS); World sunflower meal production has been recorded as 16.1 million tons in 2014/15 season and 18.2 million tons in 2016/17 season.  Sunflower meal is rich in protein content (25-30%) and used mainly as nutritious animal feed.  Unlocking the potential of protein present in sunflower meal for mainstream food ingredient applications means that Burcon could potentially be unlocking vast quantities of novel plant protein worldwide.  Sunflower protein does not present any allergenicity issues, unlike other mainstream plant-based proteins like soya. Its clean taste and off-white color make it an ideal ingredient for food applications where other traditional plant-based proteins have to-date not been able to provide satisfying solutions.

Burcon's promising initial extraction trials have produced high purity sunflower protein isolates.  The protein samples showed very favorable color and taste profiles, that could potentially make them ideal for meat alternative applications, along with beverages, dairy milk replacers, and other ready to use drinks.

Burcon recently received a co-investment from Proteins Industries Canada for the development of high-quality protein ingredients from sunflower seeds.

This project will see Burcon partnering with a local processor of 100% pure Canadian non-GMO cold pressed virgin oils, to further develop Burcon's novel process for the production of sunflower protein ingredients.

Hemp

One of Burcon's pipeline technologies involves the extraction and purification of protein from industrial hempseeds, which is currently being crushed for its high value hemp oil.

Burcon is able to adapt its processing technologies to extract and purify protein from hempseeds, producing a food-grade hemp protein isolate.  Currently, Burcon has two granted patents for hemp protein and possesses the skill and know-how to produce a great tasting and functionally superior hemp protein isolate.  Burcon continues to develop its hemp protein technologies with the objective of securing a strategic partnership to commercialize hemp protein isolates.

The global industrial hemp market is currently at US$5.3 billion and growing rapidly.  This growth is driven in part by the increasing acceptance by consumers and the regulatory easing on hemp-related crops and retails products.  Despite the rapid growth, the industrial hemp market is still in its nascent stages and supply of hempseed is limited to niche areas.  Burcon expects that acreage allocated to hempseed production will continue to increase as consumers demand more plant-based products. Current suppliers of hemp protein are serving a niche market with hemp protein isolate product of approximately 70% protein content.  Burcon can produce a greater than 90% hemp protein isolate, which Burcon believes is higher in purity and better tasting than any hemp protein product available on the market today.

Factors that make the hemp opportunity compelling for Burcon to pursue include 1) current market demand outweighs availability of supply for hemp protein; 2) current market offerings of hemp protein are low in quality with strong off-flavour and off-colouring, limiting the use in food and beverage applications; and 3) Burcon can produce a high-quality hemp protein isolate that has exceptionally clean taste and excellent functionality.

Research and Development

Burcon has designed and built a semi-works production facility, complete with an analytical laboratory, for the development and production of proteins from various plant sources.  The semi-works plant utilizes commercial-scale equipment and is capable of producing the tonnage amounts required by food and beverage makers looking to conduct full-scale market evaluations of Burcon's proteins in their consumer products.    During fiscal 2021, the semi-works plant produced samples to support the commercialization of Burcon's pea and canola proteins by Merit Foods, as well as conduct work required to support Burcon's joint development agreement with Nestlé and Burcon's intellectual property portfolio.  Burcon will continue to use the semi-works plant for the development of its proteins and produce samples for potential customer feedback.

Burcon has over 20 years of experience in developing high-quality vegetable protein ingredients and has successfully developed Peazazz®, Peazac® and Peazac® 850 pea proteins, three unique canola proteins, Supertein®, Puratein® and Nutratein® canola proteins and CLARISOY® soy protein.  Burcon is currently developing other specialty proteins such as sunflower and hemp.

Objectives

For fiscal 2023, Burcon's main objective will be to further develop its pipeline of plant-based protein technologies to include other novel renewable plant sources. In particular, Burcon will focus on identifying and securing a strategic partner for its novel sunflower protein technology.  In addition, Burcon will support Merit Foods in the optimization of Merit Foods' state-of-the-art pea and canola protein production facility which was formally commissioned in December 2021.

Burcon's activities will include:

• advancing Burcon's pipeline of plant-based protein technologies by conducting research to develop and refine its extraction and purification processes for novel protein products;

• file patent applications to protect intellectual property arising from research and development of new protein technologies;

• identifying and securing a strategic partner with the goal of commercializing it novel sunflower protein technology;

• working with Merit Foods and Merit Foods' third-party suppliers to optimize Merit Foods' pea and canola production facility;

• conducting further research to develop additional applications for Peazazz® and Peazac® pea protein Supertein®, Puratein® and Nutratein® canola proteins and blends into food products;

• continuing to file patent applications to protect the Peazazz® pea protein extraction process as well as the composition of Peazazz® pea protein and applications for Peazazz® pea protein into food products; and

• support Merit Foods in pursuing regulatory approval of Burcon's Supertein®, Puratein® and Nutratein® canola proteins in Canada and Europe.

In addition, Burcon will also:

• explore and identify possible suitable locations for its expansion of its Winnipeg Technical Centre, which is expected to include an expanded footprint with increased commercial processing capacity as well as analytical and functional capabilities;

• continue to refine its protein extraction and purification technologies, develop new technologies and related products;

• further strengthen and expand its core intellectual property portfolio;

• explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon's intellectual property portfolio and business initiatives;

• pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for Burcon's other specialty proteins into their products; and

• continue to engage in investor relation activities to support the expansion of Burcon's investor base, particularly from the US investment community, by raising awareness about Burcon through various media channels, analyst coverage and investor relations.

Intellectual Property

Patents

In October 1999, Burcon acquired the shares of Burcon-MB.  At the time of the acquisition, Burcon-MB held patents and applications covering the protein micellar mass process for extracting and producing a canola protein isolate.  Since the acquisition, Burcon has focused on developing its protein extraction and purification processes and seeking patent protection for its developments.  Through Burcon-MB, Burcon has filed patent applications in various countries over its inventions.  Burcon's patent applications can be grouped into three categories:

• applications to protect additional novel protein extraction and purification technologies;

• applications to protect the uses of Puratein®, Supertein® and Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® pea protein, and other plant proteins, including sunflower proteins, for example, as functional food and beverage ingredients; and

• applications to protect the "signature characteristics" of Puratein®, Supertein® and Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins and other plant proteins, including sunflower proteins.

As of the date of this AIF, Burcon's patents and patent applications cover over 50 distinct inventions.  Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  As at the date of this AIF, Burcon holds 327 issued patents in various countries, including patents covering composition of matter and a number of key processes and uses of Burcon's products as functional food and beverage ingredients, 72 of which have been issued in the U.S.  Burcon holds patents or has filed patent applications in: Australia, Brazil, Canada, China, Hong Kong, India, Japan, the European Union, Mexico, New Zealand, Russia, South Africa, South Korea, Taiwan, Thailand and the United States.  Burcon currently has over 180 patent applications that are being reviewed by the patent offices in various countries, 26 of which are U.S. patent applications.

Granted U.S. Patents

Burcon holds 72 issued patents in the United States relating to soy protein, canola protein, flax protein and pulse (including pea) protein.  Although the initial protein micellar mass canola protein isolate patents acquired from Burcon-MB expired in 2016 and 2017, Burcon holds patents covering improvements made by Burcon to the protein extraction and purification technologies.  These new inventions include:

Soy

  processes to extract and purify soy protein from various soy material to produce soy protein products that are soluble in acidic medium and produces heat stable solutions suitable for protein fortification of sport drinks and other beverages;

  use of soy protein products in acidic beverages and other products;

  protection covering the composition and signature characteristics of Burcon's CLARISOY® soy protein;

  alternative processes for producing soy protein products;

Canola

• technologies for improving the quality of input meal prior to the purification and extraction process, to result in better protein quality and higher protein yield;

• process improvements to produce canola protein isolate efficiently and to obtain higher yields of canola protein isolate;

• processes for reducing phytic acid in the production of protein isolates from oilseed meals.  Phytic acid is a naturally occurring anti-nutritional component found in oilseed meals such as canola meal and soybean meal;

• protection covering important processing conditions for producing Supertein® canola protein as well as for the preparation of a highly refined Supertein® canola protein and product characteristics;

• protection covering the composition of the dominant species of protein in Burcon's Puratein® canola protein.  Puratein® is a cruciferin-rich canola protein isolate comprised principally of globulin proteins, allowing it to have unique functional qualities;

• protection covering the process for producing Nutratein® canola protein;

• processes to improve the final colour profile of Puratein® canola protein and Supertein® canola protein;

• applications for the uses of canola protein as a functional food and beverage ingredient;

• the use of canola protein as a flavour enhancer in a food product;

• alternative processes for producing canola protein isolates;

• protection covering the process for producing protein isolates using mustard seed as a starting material;

Pea and other Pulses

• pulse (including pea) protein product having signature characteristics, including properties in low pH solution;

• protection covering the processes for producing pulse (including pea) protein products having reduced astringency in low pH solutions and signature characteristics of such products;

• alternative process for preparing pulse (including pea) protein products and signature characteristics of such products; and

Flax

• processes for the production of flax protein isolates with unique protein profiles.

Patent Strategy

Burcon believes that it has developed a dynamic patent portfolio by seeking protection for new technologies as well as further protecting current technologies.  In addition, Burcon has filed patent applications to cover alternative extraction technologies, which, in Burcon's opinion, would not be commercially viable.  Such filings have been made as part of Burcon's defensive strategy to gain as much protection in the protein extraction and purification space as possible.  Burcon will continue its research and development to further refine its processes and make new discoveries.  The Company will continue to file additional patent applications to protect these discoveries.

As part of Burcon's annual review of its patent portfolio,  Burcon may  abandon certain non-core patents and  patent applications which it deems to be non-essential or redundant for the purposes of achieving its strategic objectives by not paying annuities or maintenance payments when due.

Trade-marks

Burcon has obtained trade-mark registrations for "Nutratein", "Supertein", "Nutratein-PS", "Nutratein-TZ", "CLARISOY" in Canada, as well as "Puratein", "Peazazz", "Peazac" and the slogan "A New World in Protein" in Canada and the United States.    Burcon has also made a trademark application for "CLARISOY" in the United States and obtained ownership for the "CLARISOY" trademark in Japan, following the termination of the ADM License and Production Agreement.  See "Material Contracts".

On June 4, 2020, Burcon granted Merit Foods a royalty-free non-exclusive license (the "Original Trademark License Agreement") to certain Burcon trademarks registered by Burcon in association with the products under the Merit License as long as the Merit License is exclusive.

  Effective August 27, 2020, Burcon and Merit Foods entered into the amended and restated trademark license agreement (the "Amended and Restated Trademark License Agreement").  The Amended and Restated Trademark License Agreement amends and restates the Original Trademark License Agreement.    Under the Amended and Restated Trademark License Agreement, Burcon has granted Merit Foods an exclusive, worldwide, royalty-free and non-transferable license to use certain of the Burcon's trademarks in connection with certain goods and/or services as long as the Merit License is in effect unless terminated in accordance with the terms of the Amended and Restated Trademark License Agreement or by mutual agreement between the parties.  Merit Foods granted Burcon a reciprocal license to use certain of Merit Foods' trademarks for certain goods and/or services under the Amended and Restated Trademark License Agreement on the same terms but for the license being non-exclusive.

Facilities

Burcon's head office is located at 1946 West Broadway, Vancouver, British Columbia, Canada in leased office space.  Through Burcon-MB, Burcon leases the premises where the Winnipeg Technical Centre is located at market rental rates.  These premises are located at 1388 Waller Avenue, Winnipeg, Manitoba, Canada.  During the fiscal year, Burcon re-negotiated the lease to extend the term for a further year.  The lease will expire on August 31, 2023.  The premises include a 10,333 square foot facility in a light industrial park.  Burcon owns the equipment in this facility which includes tanks of up to 20,000 litre capacity, membrane systems, centrifuges, filter presses, various dryers and laboratory analytical equipment.  Burcon operates exclusively and independently within these facilities under the immediate direction of its management.  Certain services such as laboratory testing and analysis which cannot be conducted internally are contracted out as necessary.  With a view to support Burcon's growing team and research and development needs, Burcon will continue to explore the possibility of relocating the Winnipeg Technical Centre to a new location in Manitoba, Canada once the current lease at 1388 Waller Avenue expires.  It is expected that the Winnipeg Technical Centre will include an expanded footprint with increased commercial processing capacity as well as analytical and functional capabilities.

Personnel

As of March 31, 2022, Burcon-MB had 19 employees and/or contractors with varying degrees of technical expertise who perform the duties relating to the operation of the research laboratory and pilot plant in Winnipeg.  Additionally, as of March 31, 2022, Burcon had 7 employees and/or contractors responsible for accounting, legal, administration, corporate development, investor and public relations, legal and research and development activities who were predominantly located at Burcon's head office in Vancouver.

Competitive Conditions

The protein ingredient market is a global industry dominated by a few relatively large participants.  Burcon recognizes that the selective use of alliances and partnerships can lower certain risks and can be the fastest and most profitable approach to maximizing revenues and cash flow.  With this understanding, Burcon welcomed the equity investment by Bunge Limited in Merit Foods in August 2020.  See "Material Contracts".

Burcon recognizes that within the agriculture and agri-food industry, there are a number of large industry participants with significant resources that dominated the plant protein ingredient industry.  Four major industry participants who sell plant protein ingredients to the food and beverage industries include Archer Daniels Midland Company ("ADM"), Cargill Inc. ("Cargill"), International Flavors and Fragrances ("IFF") and Ingredion Incorporated ("Ingredion").  Bunge Limited ("Bunge") has recently begun to enter the plant protein ingredient space with strategic acquisitions.

ADM is a public company with annual revenues of approximately US$85.2 billion (fiscal 2021).  It is a multinational company that produces among other things, ethanol, high fructose corn syrup, soy flour, soy protein concentrate, soy protein isolate and other specialty ingredients.  It is currently one of the world's largest processor of oilseed crops

Cargill is the U.S.'s largest private company with annual revenues of US$134.4 billion (fiscal 2021).  Cargill is an international producer, marketer, processor and distributor of agricultural, food, financial and industrial products and is one of the world's largest canola crushers.

IFF is a global producer and supplier of value-added ingredients for the flavours, fragrances and cosmetics industry.  Headquartered in New York, IFF has been active with acquisitions in the last few years.    In June 2019, Dow Chemical and DuPont, after merging for two years, completed its dissolution forming three companies: Dow, DuPont and Corteva.  In December 2019, DuPont announced that its Nutrition and Biosciences ("N&B") business will be merging with International Flavors & Fragrances Inc. ("IFF")(NYSE: IFF)(Euronext Paris: IFF)(TASE: IFF) to form a global leader in high-value ingredients and solutions  for global Food & Beverage, Home & Personal Care and Health & Wellness markets, with estimated 2020 pro forma revenue of $11 billion and EBITDA of $2.5 billion, excluding synergies.  The new $45 billion company will be a major supplier of products including soy proteins, probiotics, enzymes and ingredients for creating scents and tastes for consumer products.  The new company will continue to be called IFF and based in New York. The merger formally completed in February 2021.

Ingredion is a multinational ingredient supplier based out of Westchester, Illinois with annual revenues of US$6.9 billion (fiscal 2021).  Ingredion specializes in sugar-reduction sweeteners, starches and plant-based ingredients, in particular, pea protein ingredients.  In November 2020, Ingredion announced that it had agreed to acquire 100% ownership in Verdient Foods, a pea protein producer out of Vanscoy, Saskatchewan.  Together with its pea facility in South Sioux City, Nebraska, Ingredion supplies pea protein isolates, concentrates, flours and pea-based starch and fibres.

Bunge is a public company listed on the NYSE exchange and headquartered in St. Louis, Missouri, with annual revenues of US$46 billion (2021).  Bunge is world's largest oilseed processor with one of the largest canola origination footprint and multinational platforms in its portfolio.  Lagging behind its competitors in plant-based protein offerings, Bunge made an investment into the plant-based protein space with strategic investments in Merit Foods and more recently, Australian Plant Proteins, which produces and supplies protein ingredients from pulses.

The pea protein industry outside of China is dominated by four major participants: Roquette Freres ("Roquette"), Cosucra Groupe Warcoing, Nutri-Pea Limited and Puris Foods.  Based in France, Roquette is a private company which produces more than 700 by-products from the starch extracted from corn, wheat, potatoes and peas.  It has grown to become the second largest producer of starch in Europe and fifth largest producer in the world.  Roquette is currently the largest participant in the pea protein industry.  In 2017, Roquette announced the construction of a $400 million pea protein facility in Portage la Prairie, Manitoba.  Construction was stalled for most of 2018 to include expansion plans and the completion date was pushed back from 2019 to 2021.  The near-$500 million pea protein facility, the largest in the world, was set to be commissioned in mid to late 2021 with an annual processing capacity of 125,000 tonnes of peas.  With the combined capacity of Roquette's pea protein plant in Vic-Sur-Aisne, France, Roquette will become the largest pea protein producer in the world.

Cosucra Groupe Warcoing is a Belgian group of independent companies dedicated to the development, production and promotion of natural ingredients from chicory and yellow pea.  Cosucra's line of products includes pea protein isolate, pea fibre, pea hull fibre and pea native starch.

Puris Foods, formerly World Food Processing, is another participant in the pea protein industry.  Puris has been processing pulse crops in Iowa, US, since 1985 and has recently expanded capacity to include downstream production of pea protein products.  In January 2018, Cargill entered into a joint venture agreement with Puris, with an initial investment of $25 million to expand the capacity of Puris' Turtle Lake, Wisconsin production facility.  In August 2019, Cargill invested an additional $75 million to more than double the capacity of Puris' existing 200,000 square-foot pea protein facility in Dawson, Minnesota.  Puris Foods is the largest North American producer of pea protein.

Based in Manitoba, Canada, Nutri-Pea Limited is a privately-owned company specializing in the manufacture of food ingredients derived from Canadian yellow field peas.  Nutri-Pea extracts fibre, starch and protein products from yellow field peas.  In 2018, Nutri-Pea Limited was acquired by G.S. Dunn Limited, an Ontario-based supplier of dry milled mustard products.

Rising commodity prices have had a noticeable impact on the global aquaculture and livestock farming sectors in recent years, as through their direct impact on feed costs as well as on energy costs.  These rising input prices have in turn been one of the factors that has increased the cost to produce animal proteins (egg protein products as well as the dairy proteins, casein and whey).  Burcon anticipates that under commercial production levels, it will be able to produce its plant protein isolates at a cost level which will make them significantly competitive with animal proteins.

Burcon offers a value proposition for both the multibillion-dollar oilseed crushing industry which produces enormous volumes of canola meal, soybean meal and sunflower meal that currently sell as relatively low-margin animal feed.  Burcon has the technology and know-how to add value to these oilseed meals by extracting unique and potentially valuable food proteins.

For the branded consumer product companies and food ingredient companies, the value proposition comes from both the novel properties of Burcon's proteins as well as the inherent first-mover advantage. Exclusivity through patent protection and the first-mover advantage could add significant value to Burcon's opportunity in an industry where first-movers dominate, and market share changes slowly.

See also "Risk Factors".

Environmental, Social and Governance ("ESG") Matters

Burcon's extraction processes use no harsh chemicals and emit no noxious odours or significant waste products.  Biodegradable, natural and/or recyclable input materials, end-products and by-products are used and, therefore, are expected to present no significant environmental risk.  As such, Burcon does not foresee any financial and operational effects of environmental protection or requirements on the capital expenditures, earnings and the competitive position of Burcon in the current financial year or in the foreseeable future.

As part of Burcon's sustainability initiatives to reduce the environmental impact of food and agriculture through its plant-based protein technologies, management is actively investigating sustainability disclosure frameworks to which Burcon may utilize to identify and quantify its carbon footprint of its technologies and ongoing research and development.  Identifying the sustainability issues pertinent to Burcon's operations and technologies is the first step in the process of reducing environmental emissions.

The Financial Stability Board established the Task Force on Climate-related Financial Disclosures ("TCFD") to develop recommendations for more effective climate-related disclosures that could promote more informed investment, credit, and insurance underwriting decisions and, in turn, enable stakeholders to understand better the concentrations of carbon-related assets in the financial sector and the financial system's exposures to climate-related risks.  The Canadian Securities Administrator ("CSA") proposes to implement new reporting requirements for issuers regarding climate change disclosure.  The requirements are consistent with the recommendations established by the TCFD and will generally require governance disclosure, strategy disclosure, risk management disclosure and metrics and targets disclosure.

Based on Burcon's preliminary materiality assessment of its operations, Burcon has identified the following top five sustainability issues it believes are most material to its business and stakeholders:

1. Greenhouse gas emissions

2. Energy management

3. Water and wastewater management

4. Product quality and safety

5. Employee health and safety

Burcon is in a unique position where it conducts research and development on a small pilot scale to develop technologies for the global commercialization of its novel protein ingredients.  As such, Burcon does not believe it is exposed to environmental and climate-related issues on the same scale as major agricultural and ingredient processors.  Nevertheless, Burcon believes it may be in the best interests of Burcon, its stakeholders and investors for the Company to identify and provide transparency around its sustainability initiatives to address the ESG issues most relevant to the Company.

With a goal to assess Burcon's carbon footprint, Burcon intends to further explore methods of data collection, where the Company can begin to quantify the top five environmental impacts listed above associated with all the stages of technology development - from conception to commercialization.  Burcon expects that it may be required to engage a consultant with expertise on ESG matters to assist Burcon with this process.  Burcon believes that a comprehensive ESG review and preparation of a report may require at least 12 months or more to complete.

Obtaining Regulatory Approval For Marketing Puratein®, Supertein® and Nutratein® Canola Proteins

Canola meal is currently used as a protein ingredient in dairy, beef, swine and poultry rations and is recognized for its consistent quality and value.  Canola meal's nutritional value, even in animal feed applications, is limited by the presence of a large amount of fiber and other anti-nutritional factors such as glucosinolates.  Glucosinolates are the sulphur compounds that give mustard its sharp taste.  Analysis of Puratein® canola protein, Supertein® canola protein and Nutratein® canola protein conducted by independent testing laboratories has indicated very low levels of glucosinolates.  Puratein®, Supertein® and Nutratein® canola proteins have numerous potential applications, primarily as a food ingredient and as a personal care product ingredient.  See "Description of the Business".

As part of the Amended and Restated License Agreement, Merit Foods is responsible for the production, marketing and sales of Burcon's pea, canola and the proprietary Nutratein® protein blends.  Merit Foods will be responsible for obtaining regulatory approval, if needed, in the geographical locations where it intends to market and sell Burcon's pea and canola products.

United States

Puratein® and Supertein® Canola Proteins

During fiscal 2008, Burcon, in conjunction with ADM, pursued regulatory recognition for Puratein® canola protein and Supertein® canola protein.

A substance may be "generally recognized as safe" or "GRAS" as a food ingredient based on two principles:  it is a prior sanctioned substance, meaning that it has been used in food before 1958; or it is determined to be GRAS by scientific experts based on scientific procedures.  Accordingly, because canola meal (and canola protein contained therein) does not have a history of safe use in human foods, the determination that Puratein® canola protein and Supertein® canola protein are GRAS must be based on scientific procedures.

Scientific studies were conducted during fiscal 2008 and based on those studies, Burcon and ADM prepared a dossier of data that included scientific information about canola, how canola is grown, handled and processed, Burcon's protein extraction process and finally, the intended uses of the proteins in foods and beverages.  A panel of qualified experts in the fields of food safety, toxicology, nutritional sciences, food allergies and pediatric nutrition reviewed the dossier to which it also had input and affirmed unanimously that the proteins are safe for their intended uses.  In October 2008, Burcon's Puratein® canola protein and Supertein® canola protein achieved self-affirmed GRAS status.

Substances that are GRAS under conditions of their intended use are exempted from the usual Federal Food, Drug, and Cosmetic Act ("FFDCA") food additive tolerance requirements.

For a substance to be GRAS, the scientific data and information about the use of the substance must be widely known and there is a consensus among qualified experts that the data and information establish that the substance is safe under the conditions of its intended use.

When a use of a substance does not qualify for the GRAS exemption, then the substance is considered to be a food additive under the FFDCA.  Use of the substance is subject to the premarket approval mandated by the FFDCA.  For a food additive, privately held data and information about the use of a substance are sent by the proponent to the FDA, which evaluates the data and information to determine whether the data and information establishes that the substance is safe under the conditions of its intended use.  If found unsafe, the FDA may take enforcement action to stop distribution of the food substance and foods containing it on the grounds that such foods are or contain an unlawful food additive.

A GRAS designation typically exists in one of three forms:

1. Self-affirmed. The manufacturer of the substance has performed all necessary research, including the formation of an expert panel to review safety concerns, and is prepared to use these findings to defend its product's GRAS status.

2. FDA-pending. The manufacturer has performed all the aforementioned due diligence, and submitted to the FDA for GRAS approval.

3. No comment. The FDA has reviewed a product's GRAS notification claim and responded with "no comment"; i.e., no further challenges on the product's GRAS status.

To enhance consumer acceptance of Puratein® canola protein and Supertein® canola protein, Burcon and ADM chose to pursue GRAS notification for Puratein® canola protein and Supertein® canola protein.  GRAS notification is a voluntary procedure whereby a company informs the FDA of its determination that the use of a substance is GRAS.

During fiscal 2010, Burcon's scientists collaborated with ADM in the preparation and review of the manuscripts for the publication of the toxicology studies conducted in fiscal 2008 as part of the GRAS self-affirmation process.  On August 20, 2009 and November 3, 2009, Burcon announced the publication of the Puratein® and Supertein® toxicology studies, respectively, in peer-reviewed journals.  The publication of these scientific studies forms a significant part of the GRAS notification process.

On January 19, 2010, Burcon announced that it had filed a formal notification in accordance with the FDA proposed regulation 62FR 18938, having determined, based on a review of the data referenced in the notification, that Burcon's Puratein® canola protein and Supertein® canola protein are GRAS for their intended use as an ingredient in a variety of food and beverage applications and in addition, that both substances are exempt from premarket approval requirements of the Food, Drug and Cosmetic Act (the "GRAS Notification").  In response to comments from the FDA, Burcon modified and resubmitted the GRAS Notification in February 2010.  In a letter dated April 1, 2010, the FDA formally acknowledged receipt of the GRAS Notification.

After the FDA acknowledges receipt of the GRAS notice, it then evaluates whether the submitted notice provides a sufficient basis for the GRAS determination and whether information in the notice or otherwise available to the FDA, raises issues that lead the FDA to question whether use of the substance is GRAS.  Following the evaluation and within 180 days, the FDA responds in one of 3 ways:

1. the FDA does not question the basis for the notifier's GRAS determination;

2. the FDA concludes that the notice does not provide a sufficient basis for a GRAS determination (for example, the notice does not include appropriate data and information, or because the available data and information raise questions about safety of the notified substance); or

3. the FDA has, at the notifier's request, ceased to evaluate the GRAS notice.

A substance is GRAS notified when, after reviewing the GRAS notification, the FDA responds with a no-objection letter if it is satisfied with the submission.

On August 30, 2010, Burcon announced that the FDA issued a no objection letter with respect to Puratein® and Supertein® canola protein.  This response indicates that the FDA has no objection to the conclusion that Puratein® and Supertein® are Generally Recognized as Safe (GRAS) among qualified experts for use alone or together as an ingredient in dairy products, grain products, fruit and vegetable juices and beverages, salad dressings, meal replacements and nutritional bars.

On February 20, 2020, Burcon submitted a supplement to its GRAS Notification concerning Puratein® and Supertein® canola protein, which included a revised list of food and beverage categories in which the products may be used alone or together, namely baked goods and baking mixes; beverages and beverage bases; breakfast cereals; cheeses; coffee and tea; confections and frostings; dairy product analogs; egg products; fats and oils; fish products; frozen dairy desserts; fruit and water ices; gelatins, puddings and fillings; grain products and pastas; gravies and sauces; milk products; nut and nut products; plant protein products; processed fruits and fruit juices; processed vegetables and vegetable juices; snack foods; soft candy; and soups and soup mixes.  On August 12, 2021 the FDA issued a letter indicating they had no questions at the time regarding Burcon's conclusion that Puratein® and Supertein® canola protein are GRAS under their intended conditions of use.

Nutratein® Canola Protein

Burcon's Nutratein® canola protein production process results in a canola protein isolate that is rich in both of the two major storage proteins found in canola: napin and cruciferin.  Therefore, Nutratein® canola protein is a blended canola protein that consists of the napin-rich protein fraction (Supertein®) and the cruciferin-rich protein fraction (Puratein®) of canola.

The FDA has issued a no objection letter with respect to Puratein® and Supertein® canola proteins.  This response indicates that the FDA has no objection to the conclusion that Puratein® and Supertein® are GRAS for their intended uses in human food.

Burcon believes that, based on Puratein® and Supertein® being GRAS for their intended uses in human food, Nutratein® canola protein can also be affirmed as GRAS for its intended uses in human food applications.

Europe

Puratein®, Supertein®, and Nutratein® Canola Proteins

Where a new ingredient has not been used to a significant degree in human food in the EU market prior to May 1997, the ingredient is regarded as a novel food ingredient and would be regulated under the 2018 Regulation (EU) No 2015/2283 concerning Novel Foods and Novel Food Ingredients.

Under the 2018 Regulation (EU) No 2015/2283, the definition of a novel food includes a description of the following:

- food consisting of, isolated from or produced from plants or their parts, except when the food has a history of safe food use within the Union and is consisting of, isolated from or produced from a plant or a variety of the same species obtained by:

  traditional propagating practices which have been used for food production within the Union before 15 May 1997; or

  non-traditional propagating practices which have not been used for food production within the Union before 15 May 1997, where those practices do not give rise to significant changes in the composition or structure of the food affecting its nutritional value, metabolism or level of undesirable substances.

As part of the Merit License, Merit Foods will be responsible for obtaining regulatory approval in the European Union.  Merit Foods believes that Puratein® canola protein can be considered as an approved Novel Food Ingredient in the European Union/United Kingdom, based on favorable reviews/decisions from the European Foods Safety Authority's ("EFSA") Scientific Opinion on the safety of rapeseed protein isolate as a Novel Food ingredient, the Food Safety Authority of Ireland's ("FSAI") Substantial Equivalence Opinion on rapeseed protein, and the European Commission's Regulation (EC) No 258/97 authorising the placing on the market of rapeseed protein as a novel food ingredient.  Merit Foods has also been informed that the EU is now providing Generic authorisations of Novel Foods allowing a food business operator to place an authorised Novel Food on the European Union market if the authorised conditions of use, labelling requirements, and specifications are respected.  Merit Foods believes that canola protein is similar to rapeseed proteins and therefore should be approved as a Novel Food Ingredient.  Although Merit Foods believes that "rapeseed proteins" is similar to canola protein, there can be no assurance that the regulatory authorities will not require further submissions from Merit Foods to substantiate this claim.

Canada

Puratein®, Supertein® & Nutratein® Canola Proteins

The manufacture and sale of Puratein®, Supertein® and Nutratein® canola proteins is subject to compliance with regulatory regimes in Canada that require a manufacturer to demonstrate a product's safety as a food.

These activities are governed by the federal Food and Drugs Act and Regulations, which are administered by the Food Directorate, Health Products and Food Branch of Health Canada, a Canadian government agency.  The Food and Drug Regulations require a manufacturer to notify the Food Directorate in writing of its intention to sell or advertise for sale of a novel food.

In Canada, each of Puratein®, Supertein® and Nutratein® canola protein is considered a "novel food", meaning a food that does not have a history of safe use in humans or that has been manufactured by a process that has not been previously applied to it and which causes it to undergo a major change.

The regulatory pathway to product acceptance requires a submission of a Safety Assessment Data Package to Health Canada that includes details such as novel extraction process, nutritional, toxicology and allergenicity considerations.  The package must also include specific information on the novel food's intended use and directions for its preparation, as well as the text of all labels to be used in connection with the novel food.

The steps toward obtaining approval as a novel food include the following:

• preliminary consultation and meetings with Health Canada officials to review the characteristics and make-up of the product and obtain guidance on the Safety Assessment Data Package;

• toxicology tests conducted by recognized research and testing facilities to provide evidence of the safety of the product;

• submission to Health Canada Food Directorate of a Novel Food Notification that includes a description of the product, its development and intended uses; details of the procedures for manufacturing; packaging and storing the product; information regarded expected levels of consumption; and results of the toxicology tests;

• safety assessment of the novel food by the relevant bureau of the Food Directorate and presented to the Food Rulings Committee for consideration; and

• Health Canada issues a no objection letter to the sale of novel food product as human food in Canada as specified in the notification.

Review of the Novel Food Notification by Health Canada will determine whether the toxicology test information is sufficient to establish safety of the product or whether any additional testing is required.

In 2020, Merit Foods submitted a request to Health Canada to allow the sale of Supertein® (Merit Foods' Puratein® HS) a napin-rich canola protein isolate for use as a food ingredient to replace protein found in a wide variety of foods.

In order to determine whether this protein isolate could be sold in Canada as food, scientists at Health Canada with expertise in molecular biology, microbiology, toxicology, chemistry, allergies, and nutrition conducted a thorough analysis of the data and the protocols provided by Merit Foods to ensure the validity of the results. To ensure that Supertein® is safe for consumption, the scientists considered how the product was developed, its nutritional composition, whether it could be toxic or cause allergic reactions, and its predicted dietary exposure in the Canadian population.

Health Canada's assessment of Supertein® was conducted according to the "Guidelines for Safety Assessment of Novel Foods".  Following this assessment, it was determined that Supertein® is safe for the general population. However, Health Canada noted that as canola belongs to the mustard family of plants, individuals with mustard allergies may react to proteins present in the product. For this reason, the Merit Foods must label Supertein® with a statement to the effect that the product "may not be suitable for people with mustard allergy." Health Canada recommends that people with mustard allergies should not consume canola protein.

Merit Foods has also made a Novel Foods submission to Health Canada for the approval of Puratein® and Nutratein® canola proteins as novel foods in Canada.  However, there is no assurance that Health Canada will approve the products or will not require further testing.

Regulatory Approval For Pea Protein/Canola Protein (Nutratein®) Products

Burcon believes that specific regulatory approval for the Nutratein® blend products is not required in jurisdictions where the individual components of the blend have already received regulatory approval.

Regulatory Approval For Marketing Peazazz® and Peazac®

Peas were one of the earliest cultivated food crops and have a long history of safe consumption in human foods.  They are widely accepted and consumed as a vegetable in our daily diets.  Although pea protein is a relatively new vegetable-based protein ingredient, it is commercially available and used by the food industry.

Despite peas and pea protein being widely accepted and consumed, Burcon has, in the process of discussions with potential strategic partners, been informed by certain major food and beverage manufacturers that they require all of their procured ingredients to be GRAS approved to ensure consistent quality and safety in their end products.  On October 21, 2019, Burcon announced that it had received a GRAS (Generally Recognized As Safe) no-objection letter from the US Food and Drug Administration ("FDA") for its Peazazz® and Peazac® pea proteins.  Burcon had successfully obtained self-affirmed GRAS status for its Peazazz® and Peazac® pea protein products and had made its submission to the FDA for GRAS notification on June 15, 2018.  This "Letter of No Objection" is issued by the FDA, after an extensive review of all of the scientific data submitted by Burcon, to confirm that the FDA has no questions or concerns regarding the safety of Burcon's pea protein ingredients.  Receipt of GRAS notification is a significant commercial milestone and is important for the acceptance and use of these proteins by global food and beverage companies.

As part of the Merit License and Production Agreement, Merit Foods is responsible for the production, marketing and sales of Burcon's pea, canola and the proprietary Nutratein® protein blends.  Merit Foods will be responsible for obtaining regulatory approval, if needed, in the geographical locations where it intends to market and sell Burcon's pea and canola products.

Regulatory Approval For Marketing CLARISOY®

Food-grade soy protein isolate first became available on October 2, 1959 with the dedication of Central Soya's edible soy isolate, Promine D, production facility in Chicago. An edible soy isolate and edible spun soy fiber has also been available since 1960 from the Ralston Purina Company in St. Louis, where they had originally developed the technology.  In 1987, Protein Technologies, Inc. ("PTI") became the world's leading maker of isolated soy protein and was subsequently acquired by DuPont.

Soy protein isolate is a highly refined or purified form of soy protein with a minimum protein content of 90% on a moisture-free basis. It is made from defatted soy flour, processed to provide a product which has had most of the non-protein components, fats and carbohydrates removed. Because of this, it has a neutral flavour and will cause less gas due to bacterial action.

Soy protein isolates are mainly used to improve the texture of meat products, but are also used to increase protein content, enhance flavour, and as an emulsifier.

Pure soy protein isolate is used mainly by the food industry. It is sometimes available in health stores or in the pharmacy section of the supermarket. It is usually found combined with other food ingredients.

In 1995, the New England Journal of Medicine (Vol. 333, No. 5) published a report from the University of Kentucky entitled, "Meta-Analysis of the Effects of Soy Protein Intake on Serum Lipids." It was financed by the PTI division of DuPont, The Solae Company, St. Louis. This meta-analysis concluded that soy protein is correlated with significant decreases in serum cholesterol, Low Density Lipoprotein LDL (bad) cholesterol and triglyceride concentrations. However, High Density Lipoprotein HDL (good) cholesterol did not increase. Soy phytoestrogens (isoflavones: genistein and daidzein) adsorbed onto the soy protein were suggested as the agent reducing serum cholesterol levels. On the basis of this research, PTI, in 1998, filed a petition with FDA for a health claim that soy protein may reduce cholesterol and the risk of heart disease.

In October 1999, the FDA approved a health claim for soy protein and its role in reducing the risk of coronary heart disease.  Food manufacturers may label foods containing soy protein by stating that "Diets low in saturated fat and cholesterol that include 25 grams of soy protein daily may reduce the risk of heart disease. One serving of (name of food) provides __ grams of soy protein."  One serving (1 cup or 240 mL) of soy milk, for instance, contains 6 or 7 grams of soy protein.

In March 2015, after a meta-analysis of scientific studies, Health Canada's Food Directorate concluded that scientific evidence exists to support a health claim about soy protein and blood cholesterol lowering. The evidence supports a direction of effect towards a reduction in total and LDL cholesterol levels when soy protein is consumed. Foods containing soy protein may state on its label, "[Serving size] of (brand name) [name of food] supplies/provides X% of the daily amount of soy protein shown to help reduce/lower cholesterol."  The daily amount referred to is 25 grams of soy protein.  For example, "150g of tofu supplies 70% of the daily amount of soy protein shown to help lower cholesterol".

While soy proteins and soy protein isolates themselves have not been granted GRAS status by the FDA, they are widely used in food and nutritional applications including infant formula.  As a result, Burcon does not anticipate any regulatory process for its CLARISOY® soy protein.  However, there can be no assurance that the FDA will not require companies producing and selling soy protein isolates to meet additional regulatory requirements in the future.

Risk Factors

Patents and Proprietary Rights

Burcon's success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights.  Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization.  As at the date of this AIF, Burcon has been granted a total of 327 patents in various countries including patents covering composition of matter and a number of key processes for producing and using Burcon's soy, pea, canola and flax protein products as functional food and beverage ingredients.  Of those patents, 72 have been granted in the United States.  Countries in which Burcon holds issued patents or has filed patent applications are: Australia, Brazil, Canada, China, Hong Kong, India, Japan, the European Union, Mexico, New Zealand, Russia, South Africa, South Korea and the United States.  Currently, Burcon has over 180 patent applications that are being reviewed by the patent offices in those countries.

The patent positions of food processing and manufacturing businesses, including Burcon's, are uncertain and involve complex legal and factual questions for which important legal issues are largely unresolved.  For example, the coverage claimed in a patent application can be significantly reduced before a patent is issued.  There can be no assurance that Burcon's pending patent applications will result in the issuance of patents, that Burcon will develop additional proprietary products that are patentable, that any patents issued to Burcon will provide it with adequate protection or any competitive advantages, that such patents will not be successfully challenged by any third parties or that the patents of others will not impede Burcon's ability to commercialize its technology.  Furthermore, there can be no assurance that others will not independently develop products or technologies similar to Burcon's or, if patents are issued to Burcon, design around any patented products developed by Burcon.

Publication of discoveries in the scientific or patent literature often lag behind actual discoveries.  As a consequence, Burcon cannot be certain that it was the first creator of inventions covered by issued patents or pending patent applications or that it was the first to file patent applications for such inventions.  Moreover, Burcon might have to participate in interference proceedings declared by the United States Patent and Trademark Office or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability.  An unfavourable outcome in an interference or opposition proceeding could preclude Burcon from selling products using the technology or require Burcon to obtain license rights from prevailing third parties.  There is no guarantee that any prevailing party would offer Burcon a license or that Burcon could acquire any license made available to it on commercially acceptable terms.  There can be no assurance that the patents that Burcon has received or may be able to obtain in the future would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents.

Part of Burcon's intellectual property is in the form of trade secrets and know-how and may not be protected by patents.  There can be no assurance that Burcon will be able to protect its trade secrets.  To help protect Burcon's rights, Burcon requires its employees, consultants, advisors and collaborators to enter into confidentiality agreements.  There can be no assurance that these agreements will provide meaningful protection for Burcon's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure.

Protection of Intellectual Property is Expensive

Burcon's future success and competitive position depends in part on its ability to obtain and maintain certain proprietary intellectual property rights used in its principal product candidates. Any such success may be achieved in part by prosecuting claims against others who it believes are infringing its rights and by defending claims of intellectual property infringement brought by its competitors and others.  Burcon's involvement in any such intellectual property litigation could result in significant expense incurred by Burcon, adversely affecting the development of product candidates or sales of such challenged product or intellectual property and diversion of efforts of Burcon's technical and management personnel, whether or not such litigation is resolved in Burcon's favour.  Some of Burcon's competitors may be able to sustain the costs of complex patent litigation more effectively than Burcon because they have substantially greater resources.  Uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on Burcon's ability to continue its operations.  In the event of an adverse outcome as a defendant in any such litigation, Burcon may, among other things, be required to:

• pay substantial damages;

• cease the development, manufacture, use or sale of product candidates or products that infringe upon the intellectual property of others;

• expend significant resources to design around a patent or to develop or acquire non-infringing intellectual property;

• discontinue processes incorporating infringing technology; or

• obtain licenses to the infringing intellectual property.

No assurance can be provided that Burcon would be successful in such development or in the acquisition of non-infringing technology or that such licenses for such infringing technology would be available upon reasonable terms, if at all.  Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on Burcon's business and financial results.  If Burcon does not obtain such licenses, it could encounter delays in the introduction of products or could find that the development, manufacture or sale of products requiring such licenses could be prohibited.

Should third parties file patent applications, or be issued patents claiming technology also claimed by Burcon in pending applications, Burcon may be required to participate in interference proceedings with the United States Patent and Trademark Office, or other proceedings outside the United States, including oppositions, to determine priority of invention or patentability, which could result in substantial cost to Burcon even if the eventual outcome were favourable to Burcon.

The Timeline for Development and Commercialization of New Food Products Can Be Long

Burcon acquired the initial canola protein extraction technology through Burcon-MB in October 1999.  Since then, it has conducted research and development on a number of plant proteins.  On June 18, 2012, Burcon announced that ADM has begun commercial production of CLARISOY® soy protein. Although Burcon announced that ADM had successfully commissioned the first full-scale CLARISOY® production facility in November 2016, the parties agreed to terminate the ADM License and Production Agreement in August 2020.  Burcon must secure a strategic partner for its soy proteins.  If Burcon is unable to secure an alternative strategic partner for its soy proteins then the commercialization of its products may be delayed or unsuccessful.  Burcon is investigating alternative paths to bring its soy protein technologies to market.  Although Burcon is currently in discussions with potential partners to commercialize its soy proteins, there can be no assurance that a strategic partner will be found.    On May 23, 2019, Burcon entered into the Original Shareholders' Agreement with the Other Shareholders to form Merit Foods to commercialize its pea and canola protein technologies.  Although Merit Foods has completed the construction and commissioning of its first production facility, it has not begun to generate significant revenues from the sale of its products.  There can be no assurance that any of Merit Foods' products will: obtain required regulatory approvals in countries where such approvals have yet to be sought; or be successfully marketed.  For Burcon, there can be no assurance that the investment made in Merit Foods will be recouped through the royalties generated from sales of Merit Foods' products.  With the exception of its canola and pea proteins, none of Burcon's other potential products are commercially available as a food ingredient for human consumption.    The rising popularity of plant proteins has resulted in more companies entering the market to produce plant proteins that could compete with Burcon's proteins.  Even if Burcon commercializes a product or products, its business strategy may not be successful.

Burcon Has a History of Net Losses and Negative Operating Cash Flow and May Never Achieve Profitability

Burcon has accumulated net losses of approximately $109.2 million from its date of incorporation through March 31, 2022.  Burcon reported minimal royalty revenue during fiscal 2013 to 2021 from the ADM License and Production Agreement before it was terminated in August 2020.  Although Merit Foods has completed construction and commissioning of it first production facility and achieved first commercial production of its Puratein® canola proteins in April 2021, the magnitude of future royalty payments from Merit Foods cannot be ascertained at this time.    In the absence of a definitive time for when sales of products will be significant, Burcon expects its accumulated net losses will increase as it continues to commercialize its products, its research and development and its product application trials.  Burcon expects to continue to incur substantial losses for the foreseeable future.  Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability.

Burcon's ability to achieve and maintain profitability will depend on, among other things, the market's acceptance of any of its products that receive regulatory approval.  The commercial success of any of Burcon's products will depend on whether:

• they receive public and industry acceptance as a food ingredient and dietary supplement; and

• they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing which adequately exceeds Burcon's production (or business) costs.

Market Conditions

During fiscal year 2022, Burcon received proceeds from the exercise of warrants issued in connection with the 2020 Offering and stock option exercises by employees.  In June 2022, Burcon entered into the 2022 Loan Agreement with Large Scale pursuant to which Large Scale will provide Burcon with a secured loan of up to $10 million which will be made available in two tranches.  Given that the first tranche is currently available, Burcon has sufficient funds to operate until July 2023.  Upon satisfaction of certain conditions, Burcon will be able to draw on the second tranche, giving Burcon sufficient funds to operate until February 2024.  It may need to raise capital beyond this date in order to meet its business objectives.  However, the inherent risk in investing in companies such as Burcon may make it difficult for the Company to obtain capital and financing for its operations.  Market-wide retracement for the plant-based industry may negatively impact Burcon's access and ability to raise capital.  There can be no assurance that additional financing will be available on acceptable terms, if at all.

Financing Requirements

Since acquiring Burcon-MB on October 8, 1999, Burcon has raised gross proceeds of approximately $107.7 million from the sale or issuance of equity securities.  Developing Burcon's products and conducting product application trials is capital intensive.  As at the March 31, 2022 balance sheet date, Burcon had approximately $7.0 million in cash and cash equivalents.  Management estimates that these cash resources together with the first tranche of the 2022 Large Scale Loan are sufficient to continue the current level of operations until July 2023.  Upon satisfaction of certain conditions, Burcon will be able to draw on the second tranche, giving Burcon sufficient funds to operate until February 2024. Although Merit Foods has completed construction and commissioning of the production facility for Burcon's pea and canola proteins, it will be some time before Burcon receives significant royalty revenues from  sales by Merit Foods of its pea and canola proteins.    If Burcon does not receive sufficient royalties from Merit Foods under the Amended and Restated License Agreement, Burcon may need to raise additional capital to fund its objectives and operations beyond this date.  Additional financing may not be available on acceptable terms, if at all.  If Burcon raises funds by issuing more equity securities, holders of common shares will experience dilution.  If Burcon is unable to raise additional funds when it needs them, it may be required to delay, reduce or eliminate some or all of its development programs and some or all of its product application trials.  Burcon may also be forced to license technologies to others that it would prefer to develop internally.

Product and Market Related Risks

The long-term success of Puratein®, Supertein® and Nutratein® canola proteins, CLARISOY® soy protein and Peazazz® and Peazac® pea protein and Nutratein® pea protein/canola protein blend products hinges upon market acceptance by food and feed ingredient manufacturers and suppliers in numerous product applications.  Although Merit Foods has commissioned its facility to commercialize Burcon's pea and canola proteins, the commercial products manufactured using Burcon's protein and extraction technologies must exhibit certain functional and nutritional characteristics to garner any market share in the industries that are targeted.  There can be no assurance that Burcon's products will meet industry standards.  Even though Puratein®, Supertein® and Nutratein® canola proteins, CLARISOY® soy protein and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be found to be functionally acceptable in product applications, there is no assurance that they will obtain market acceptance and within a reasonable time frame.  Although Merit Foods has completed construction and commissioning of its first production facility for Burcon's pea and canola proteins, it may be some time before product sales of pea and canola protein will be significant.  Until large quantities of products can be supplied, market acceptance of Puratein®, Supertein®, and Nutratein® canola proteins, and Peazazz® and Peazac® pea proteins and Nutratein® pea protein/canola protein blend products may be delayed.

There are many large companies in the marketplace that manufacture and produce mature and well-known protein ingredients that have been used for many years.  These companies also possess far greater financial, marketing and human resources than Burcon.  Products such as dried egg white and soy protein isolate have been used in the food processing industry for years with successful results.  These protein ingredients are proven to be functional, technologically sound, readily available and reliable.  Burcon recognizes that it must devote resources and energy over a long period of time to develop these markets as they tend to be quite conservative.  Food companies rely on taste, appearance and health appeal to sell their products and they are unlikely to accept even a lower priced product without comparable or superior functionality.  Major companies in the food processing industry have invested hundreds of millions of dollars in brand and product development and will avoid ingredients or processes that may be of questionable or unproven benefit.

Consumer Acceptance

There is a continuing public issue regarding food products derived from genetically modified organisms ("GMOs"). Genetic modification, where a plant's genetic makeup is altered by insertion, deletion or reversal of genes, often from an entirely different organism, should not be confused with traditional plant breeding techniques which have been used for generations to selectively breed plants with desirable traits. In fact, canola is a variation of rapeseed developed by Canadian plant breeders using traditional techniques.

The GMO debate centres on the issue of whether food products derived from GMOs pose potential health risks to consumers and/or the environment. Burcon's processes for extracting a proteins from canola meal and soy are equally effective with starting materials from either GM or non-GM sources and can also utilize oilseed meals other than canola or soy. Therefore, if Burcon chooses to use starting materials from a GMO source, the resultant proteins may be less acceptable to some consumers.

Government Regulatory Approval

The approval, manufacture and sale of food ingredients in Canada, the United States and Europe, such as Burcon's products, are governed by regulatory regimes in those countries which require a manufacturer to be able to demonstrate a product's safety.  In order to obtain approval to market a product, a manufacturer may be required to undertake controlled research and testing, which will be subject to government review and approval.  There is a risk that government approval may not be received in a timely fashion or at all.  See "Obtaining Regulatory Approval for Marketing Puratein®, Supertein® and Nutratein® Canola Proteins".

Rapid Technological Change

The food processing industry is subject to rapid and substantial technological change.  There can be no assurance that developments by others will not render Burcon's products or technology non-competitive or that Burcon will be able to keep pace with technological developments.

Significant Competition

Technological competition among food industry participants is intense and is expected to increase.  Many competitors and potential competitors of Burcon have substantially greater product development capabilities and financial, scientific, marketing, and human resources than Burcon.  The plant protein industry has experienced significant growth with increased participation by competitors wanting to seize the opportunity to capture market share.  Other companies may succeed in developing products earlier than Burcon, obtaining regulatory approvals for such products more rapidly than Burcon or in developing products that are more effective than those proposed to be developed by Burcon.  While Burcon will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render Burcon's technology or products obsolete or non-competitive.

Lack of Commercial Manufacturing Experience

Burcon has not yet manufactured any products in substantial quantity.  To be successful, Burcon's products must be manufactured in commercial quantities in compliance with regulatory requirements and at acceptable cost.  Although Burcon is in discussions with potential strategic partners to commercialize its soy and hemp protein technologies, there can be no assurance that a suitable partner will be found.  Even though Merit Foods has completed construction and commissioning of a production facility for Burcon's pea and canola proteins, significant sales have not occurred as of the date of this AIF.  Although the Other Shareholders and Bunge have experience in the protein production and sales industry, no assurance can be given that management of Merit Foods will be successful in producing and selling Burcon's pea and canola proteins.

Ability to Hire and Retain Key Personnel

Burcon is highly dependent on its senior management and scientific and technical personnel. The competition for qualified personnel in the food industry is intense, and Burcon relies heavily on its ability to attract and retain qualified managerial, scientific and technical personnel. In addition, Burcon's ability to manage growth effectively will require it to continue to implement and improve its management systems and to recruit and train new employees. Burcon believes that it has developed an employee compensation structure that is competitive with similar companies in the market.  However, there can be no assurance that Burcon will be able to attract and retain skilled and experienced personnel.

Reliance on Key Personnel

Burcon is dependent on certain members of its management and the loss of the services of one or more of these individuals could adversely affect the Company. After more than 23 years at Burcon, Mr. Johann Tergesen stepped down as President and Chief Executive Officer of Burcon at the end of February 2022.  Mr. Kappel was appointed as Burcon's interim Chief Executive Officer on March 1, 2022.  Although Burcon has engaged Kincannon & Reed to conduct an executive search, the search for a permanent chief executive officer is continuing.    Neither Burcon nor Burcon-MB has purchased key man insurance on behalf of any member of Burcon's and/or Burcon-MB's senior management.

Product Liability

Food products involve an inherent risk of product liability claims and associated adverse publicity.  There can be no assurance that Burcon and/or Merit Foods will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities.  Such insurance is expensive and may not be available in the future on acceptable terms, or at all.  The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of Burcon's potential products.

Nasdaq Listing - Inability to Meet Listing Standards

Although Burcon's common shares were re-listed The NASDAQ Capital Market ("NASDAQ Capital Market") on May 25, 2021 under the symbol "BRCN", the Company received a letter from the Listings Qualifications Department of NASDAQ on April 1, 2022 notifying the Company that it was not in compliance with Listing Rule 5550 (a)(2), which requires the listed securities of the Company to maintain a minimum bid price of US$1 per share.  The Company had not met the requirement for a period of 30 consecutive business days prior to receipt of the NASDAQ letter.    The Company has a compliance period of 180 calendar days or until September 28, 2022 , to regain compliance with NASDAQ's minimum bid price requirement.  If at any time during the compliance period the Company's closing bid price is at least US$1 for a minimum of 10 consecutive business days, NASDAQ will provide Burcon with a written confirmation of compliance and the matter will be closed.  In the event the Company does not regain compliance by September 28, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.  Burcon's management is reviewing various options available to the Company in order to regain compliance and continued listing on the Nasdaq Capital Market.

The delisting of Burcon's common shares from the Nasdaq Capital Market  could negatively impact Burcon because it: (i) could reduce the liquidity, and possibly the market price, of our common shares; (ii) could reduce the number of US investors willing to hold or acquire our common shares, which could negatively impact Burcon's ability to raise equity financing; and (iii) would limit Burcon's ability to use certain types of a registration statements in the United States to offer and sell freely tradable securities, thereby preventing the Company from accessing the US public capital markets

COVID-19 - Pandemic Risk

The COVID-19 outbreak was declared as a pandemic by the World Health Organization on March 11, 2020.  Globally, governments worldwide focused on containment of the outbreak and the prevention of further spread.  Since the outbreak, global economies have been impacted as governments have imposed restrictions such as travel bans, self-imposed quarantines, social distancing and temporary closures of non-essential businesses.  While economies began to slowly reopen in June 2020 after an initial lockdown, governments were required to reinstate lockdowns and closures when infection rates returned at the end of 2020 and early 2021. Since March 2021, the supply of vaccines has become more secure in Canada.  Immunization rates are continuing to improve in Canada, the United States and many developed countries in world.  However, the threat of the COVID-19 pandemic on the world economy is expected to remain until immunization rates in developing countries improve.  The emergence of COVID variants continues to create uncertainty for economies worldwide.  The duration and long-term effects of the COVID-19 pandemic is unknown at this time.  Even though governments worldwide, including Canada, have implemented significant monetary and fiscal relief programs designed to stabilize their economies, it is too early to predict the efficacy of such programs at this time.  Since March 2020, Burcon implemented measures to ensure the safety of work conditions for its staff at the Winnipeg Technical Centre and at its head office in Vancouver.  Burcon's operations have not been significantly impacted by the COVID-19 pandemic.  While the COVID-19 pandemic has caused certain disruptions and delay in and Merit Foods' business operations to-date, Burcon does not believe that such disruptions have caused any significant adverse effect on Merit Foods' business.  However, it is not possible to predict how long the pandemic will continue to last and whether the financial and business conditions of Burcon and Merit Foods will be impacted in future periods.

DIVIDEND RECORD AND POLICY

There are no restrictions that could prevent Burcon from paying dividends provided that Burcon has retained earnings from which such dividends can be paid.  Burcon has not declared any dividends on its Common Shares.  The Company's directors have determined that dividends will not be paid until a number of years after it receives revenues from the commercial production of its products, and will only be paid if the directors believe that to do so would be in the best interests of the Company and its shareholders.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of Burcon consists of an unlimited number of Common Shares without par value. Each holder of Common Shares is entitled to one vote in respect of each Common Share held by such holder at meetings of shareholders.  In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary or any other distribution of its assets among its shareholders, the holders of Common shares will be entitled to receive the remaining property or assets of the Company available for distribution pro rata, in proportion to the number of Common Shares held.  As at June 27, 2022, 108,728,742 Common Shares were issued and outstanding. In addition, the Company has  5,321,148 outstanding incentive options to purchase Common Shares and 118,000 restrictive share units redeemable into Common Shares as at June 27, 2022.

MARKET FOR SECURITIES

The Common Shares are listed and trade on the TSX under the symbol "BU" since June 18, 2009 and the NASDAQ Capital Market under the symbol "BRCN" since May 25, 2021.  The following table sets forth, for the periods indicated, the reported high and low closing prices and total volume of trading of the Common Shares on the TSX (Canadian dollars):

	TORONTO STOCK EXCHANGE§
Calendar Period	High* (C$)	Low* (C$)	Total Volume
April 2021	5.65	4.64	5,361,833
May 2021	4.87	3.8	4,906,573
June 2021	4.46	3.42	4,008,590

______________________________________

§ Source: money.tmx.com

* Includes intra-day highs and lows

	TORONTO STOCK EXCHANGE§
Calendar Period	High* (C$)	Low* (C$)	Total Volume
July 2021	3.76	2.87	3,422,381
August 2021	3.5	2.42	3,012,049
September 2021	3.09	1.95	3,924,274
October 2021	2.15	1.58	3,525,007
November 2021	1.99	1.41	2,507,952
December 202	1.78	1.30	3,131,497
January 2022	1.61	1.14	2,647,525
February 2022	1.48	1.02	2,017,409
March 2022	1.31	0.95	2,112,759

PRIOR SALES

Number of Common Shares	Issue/ Exercise/ Conversion Price	Date Issued	Description of Issuance
1,736	$0.69	April 12, 2021	Exercise of options granted under the Company's Amended and Restated 2001 Share Option Plan
5,000	$2.00	April 22, 2021	Exercise of warrants issued under the 2020 Offering
17,500	$2.00	April 26, 2021	Exercise of warrants issued under the 2020 Offering
4,000	$0.69	April 30, 2021	Exercise of options granted under the Company's Amended and Restated 2001 Share Option Plan
4,000	$0.23	April 30, 2021	Exercise of options granted under the Company's Amended and Restated 2001 Share Option Plan
6,000	$2.00	May 5, 2021	Exercise of warrants issued under the 2020 Offering

Number of Common Shares	Issue/ Exercise/ Conversion Price	Date Issued	Description of Issuance
8,000	$2.00	May 11, 2021	Exercise of warrants issued under the 2020 Offering
1,250	$2.00	May 21, 2021	Exercise of warrants issued under the 2020 Offering
1,050	$2.33	June 4 2021	Exercise of options granted under the Company's Amended and Restated 2001 Share Option Plan
7,500	$2.00	June 7, 2021	Exercise of warrants issued under the 2020 Offering
500	$2.00	June 9, 2021	Exercise of warrants issued under the 2020 Offering
3,707	$0.23	July 21, 2021	Exercise of options granted under the Company's Amended and Restated 2001 Share Option Plan
100	$1.88	August 11, 2021	Exercise of options granted under the Company's Amended and Restated 2001 Share Option Plan
50,000	$2.00	August 13, 2021	Exercise of warrants issued under the 2020 Offering
3,024	$0.69	August 19, 2021	Exercise of options granted under the Company's Amended and Restated 2001 Share Option Plan
29,900	$1.88	September 3, 2021	Exercise of options granted under the Company's Amended and Restated 2001 Share Option Plan
9,000	$2.00	September 7, 2021	Exercise of warrants issued under the 2020 Offering
1,000	$2.00	September 10, 2021	Exercise of warrants issued under the 2020 Offering

Number of Common Shares	Issue/ Exercise/ Conversion Price	Date Issued	Description of Issuance
24,600	$0.23	September 10, 2021	Exercise of options granted under the Company's Amended and Restated 2001 Share Option
19,650	$0.69	October 15, 2021	Exercise of options granted under the Company's Amended and Restated 2001 Share Option
26,550	$0.23	October 15, 2021	Exercise of options granted under the Company's Amended and Restated 2001 Share Option
1,800	$1.88	October 15, 2021	Exercise of options granted under the Company's Amended and Restated 2001 Share Option
14,666	$0.69	January 25, 2022	Exercise of options granted under the Company's Amended and Restated 2001 Share Option
36,666	$0.23	January 25, 2022	Exercise of options granted under the Company's Amended and Restated 2001 Share Option
18,166	$0.23	February 22, 2022	Exercise of options granted under the Company's Amended and Restated 2001 Share Option
2,000	$0.23	March 25, 2022	Exercise of options granted under the Company's Amended and Restated 2001 Share Option

The following securities convertible into common shares were issued during the fiscal year ended March 31, 2022:

Options

Number of Options	Exercise Price	Date of Issue	Description of Issuance
88,000	$4.89	April 14, 2021	Options granted pursuant to the Company's Amended and Restated 2001 Share Option Plan.

Number of Options	Exercise Price	Date of Issue	Description of Issuance
50,000	$2.99	July 20, 2021	Options granted pursuant to the Company's Amended and Restated 2001 Share Option Plan.
50,000	$1.90	November 10, 2021	Options granted pursuant to the Company's Amended and Restated 2001 Share Option Plan.
1,057,000	$1.29	February 10, 2022	Options granted pursuant to the Company's Amended and Restated 2001 Share Option Plan.

Restricted Share Units

Number of Restricted Stock Units	Date of Issue	Description of Issuance
121,000	February 10, 2022	Restricted share units granted pursuant to the Company's Restricted Share Unit Plan

DIRECTORS AND OFFICERS

Directors and Officers

The following chart sets out the name, province or state and country of residence of each director and officer of the Company, each such person's principal occupation during the past five years, the period of time each has served as a director or officer of the Company and the Common Shares beneficially owned or controlled by each of them as at June 27, 2022.  A biography of each director and officer, which includes a five year history of employment, follows under "Biographies of Directors and Officers".  The term of office of each director will expire at the conclusion of the Company's next annual meeting.

Name, Position and Municipality of Residence	Principal Occupation During the Previous Five Years	Period as a Director of the Company	Common Shares Held	Options Held
Rosanna Chau, Director, Hong Kong, China	Executive Director of ITC Properties Group Limited ("ITC Properties"); Director of certain subsidiaries of PT International Development Corporation Limited ("PT International") (formerly known as ITC Corporation Limited) (investment holding) until September 2019; Deputy Chairman and Executive Director of PT International until December 2017	Since November 3, 1998	850,022	235,844

Name, Position and Municipality of Residence	Principal Occupation During the Previous Five Years	Period as a Director of the Company	Common Shares Held	Options Held
David Lorne John Tyrrell, Lead Director, Alberta, Canada	Lead Director of Burcon since March 1, 2022, Chairman of the Board of Burcon from January 2019 until September 15, 2021; Director, Li Ka Shing Institute of Virology & Distinguished University Professor, University of Alberta since April 2010; Glaxo SmithKline Chair in Virology, Department of Medical Microbiology and Immunology, University of Alberta since 2004; Chief Scientific Officer of KMT Hepatech (biotechnology company in Edmonton) from 2004 to 2017; Professor of Medical Microbiology & Immunology, University of Alberta since 1982	Since December 1, 2009	959,819**	300,844
Alan Chan, Director, Hong Kong, China	Executive Director of ITC Properties Group Ltd. (property development and investment) since March 2010; Executive Director of PT International Development Corporation Ltd. (formerly ITC Corporation Limited) (investing holding) from March 2009 to March 2017; Executive director of Blue River Holdings Limited ("Blue River") (formerly PYI Corporation Limited) from November 2011 to July 2016; Non-executive director of Blue River from July 2016 to April 2017	Since April 20, 2010	22,866,574łł	265,844

______________________________________

** 26,819 of these Shares are held by Kathleen Tyrrell (daughter) and 27,046 of these Shares are held by spouse, Lee Ann Tyrrell as at June 27, 2022.
łł Alan Chan's wholly-owned company, Firewood Elite Limited, held through its wholly-owned subsidiaries Large Scale Investments Limited and Great Intelligence Limited, 22,866,574 common shares of Burcon ("Common Shares"), representing 21.03% of the outstanding Common Shares of Burcon as at June 27, 2022.

Name, Position and Municipality of Residence	Principal Occupation During the Previous Five Years	Period as a Director of the Company	Common Shares Held	Options Held
J. Douglas Gilpin, Director, Alberta, Canada	Consultant, providing corporate governance, corporate director and business advisory services; Retired KPMG from 1999-2020	Since September 1, 2011	NIL	295,844
Peter H. Kappel, Chairman of the Board of Burcon, Director & Interim Chief Executive Officer, British Columbia, Canada	Corporate Director; Interim Chief Executive Officer from March 1, 2022 to present	Since January 28, 2016	952,206‡‡	332,502

______________________________________

‡‡84 of these Common Shares are held by Philip Kappel (son) and 296,495 of these Common Shares are held by Stefanie Kappel (spouse) as at June 27, 2022.

Name, Position and Municipality of Residence	Principal Occupation During the Previous Five Years	Period as a Director of the Company	Common Shares Held	Options Held
Debora S. Fang, Director, London, United Kingdom	Independent advisor, F&F Advisory from 2018 to present; VP, M&A, Unilever from 2013 to 2018	Since July 6, 2020	NIL	130,000
Jeanne McCaherty, Director, Minnesota, United States of America	Chief Executive Officer, Guardian Energy Management from 2016 to present; President, Kae Partners, LLC (2015 to present); Executive in Residence, Agspring - Leaworth, KS Private Equity Firm (2015 to 2016); Vice President, Regional Director of Texturizing Business Unit, Cargill, Inc. (2008 to 2015); prior thereto held various other executive management positions at Cargill Inc.	Since July 8, 2021	NIL	130,000
Alfred T. L. Lau, Director, British Columbia, Canada	Director & Committee Member, WealthOne Bank of Canada ("WOBC") (2018 to present); Founder and Co-leader, Eastern Capital (2018 to present); Retired Partner, KPMG (1980 to 2017)	Since September 15, 2021	NIL	80,000
Jade Cheng, Chief Financial Officer and Treasurer, British Columbia, Canada	Chief Financial Officer and Treasurer of Burcon; Director and President of Burcon Group Limited from July 2007 to March 2022; Director and President of Regent Park Realty Inc. (real estate brokerage company) from May 1998 to September 2021	n/a	455,362	497,727

Name, Position and Municipality of Residence	Principal Occupation During the Previous Five Years	Period as a Director of the Company	Common Shares Held	Options Held
Randy Willardsen, Senior Vice-President, Process, California, United States of America	Senior Vice-President, Process of Burcon; President, Willardsen Consulting & Engineering, Inc. (agriculture and biotech industries consulting services)	n/a	830,016	486,659
Dorothy Law, Senior Vice-President, Legal, Corporate Secretary, British Columbia, Canada	Senior Vice-President, Legal of Burcon since September 2009; Corporate Secretary of Burcon since September 2000; Director, Secretary and Corporate Counsel of Burcon Group Limited until March 2022 (investment company)	From December 1998 to April 2010	587,004	509,727
Martin Schweizer, Vice-President, Technical Development, Manitoba, Canada	Vice President, Technical Development of Burcon since September 2009	n/a	164,494	507,727
TOTAL SECURITIES			27,665,497	3,772,718

Committees

Burcon does not have an executive committee of its directors.  Burcon has an audit committee, a corporate governance and nominating committee, a compensation committee and a strategic planning committee. The members of the audit committee consist of J. Douglas Gilpin, Alfred Lau and Lorne Tyrrell.  The members of the corporate governance and nominating committee consist of Lorne Tyrrell, Debora Fang, Jeanne McCaherty and Alfred Lau.  The members of the compensation committee consist of Debora Fang, Doug Gilpin and Jeanne McCaherty.  The members of the strategic planning committee consist of Alan Chan, Debora Fang, Peter H. Kappel, Jeanne McCaherty and Lorne Tyrrell.

Aggregate Ownership of Securities

As at June 27, 2022, directors and officers of Burcon as a group, beneficially owned, directly or indirectly, 27,665,497 or 25.44% of the issued and outstanding Common Shares of the Company.  As at June 27, 2022, directors and officers of Burcon and its subsidiaries held options to acquire an additional 3,772,718 Common Shares.  Director and officers of Burcon do not hold any restricted share units.

Biographies of Directors and Officers

Rosanna Chau - Director

Ms. Chau is an executive director of ITC Properties Group Limited ("ITC Properties").  Ms. Chau has over 41 years of experience in international corporate management, strategic investments and finance.  Throughout her career, she has served on the board of directors of twelve publicly-listed companies spanning multiple industries, including property, hotel, bio-tech, construction and building materials, pharmaceuticals, entertainment, and consumer electronic products, and geographical locations, including Hong Kong, Mainland China, Macau, the United States, Canada, Singapore, Australia and Europe.  Ms. Chau holds a Bachelor's Degree in Commerce at the University of Alberta and a Master's Degree in Commerce at the University of New South Wales and has been awarded the Certificate in Traditional Chinese Medicine: A Way to Health at the Chinese University of Hong Kong.  She has professional accounting qualifications and experience in different jurisdictions and is a fellow member of the Hong Kong Institute of Certified Public Accountants and the CPA Australia and a member of the Chartered Professional Accountants of British Columbia.

David Lorne John Tyrrell - Director

Dr. Lorne Tyrrell is a distinguished professor in the Department of Medical Microbiology and Immunology at the University of Alberta.  Since 1986, he has focused his research on viral hepatitis.  Supported by Canadian Institute of Health Research and Glaxo Canada, Dr. Tyrrell's work on the development of antiviral therapy resulted in the licensing of the first oral antiviral agent to treat chronic hepatitis B infection - lamivudine - in 1998.  Dr. Tyrrell holds more than 60 international patents for his studies on viral hepatitis and other viral diseases.  Dr. Tyrrell was Dean of the Faculty of Medicine and Dentistry from 1994 - 2004 at the University of Alberta and was the Chair of the Board of Directors of the Gairdner Foundation from 2009 - 2019.  The Canada Gairdner International Awards recognizes excellence in medical science research globally.  Dr. Tyrrell has received numerous prestigious awards including the Gold Medal of the Canadian Liver Foundation (2000), the FNG Starr Award of the Canadian Medical Association (2004), the Principal Award of the Manning Awards Foundation (2005) and the Queen Elizabeth II Diamond Jubilee Medal (2012).  Dr. Tyrrell was appointed Officer of the Order of Canada in 2002.  In April 2010, Dr. Tyrrell was appointed as the founding director of the Li Ka Shing Institute of Virology at the University of Alberta.  On April 28, 2011, Dr. Tyrrell was inducted to the Canadian Medical Hall of Fame.  In 2015, he was awarded the Canada Council for the Arts Killam Prize in Health Sciences.  In 2021, he was awarded the Henry G. Friesen International Prize in Health Research and the 2022 Baruch S. Blumberg Prize from the Hepatitis B Foundation.

Alan Chan - Director

Mr. Chan is an executive director of ITC Properties Group Limited ("ITC Properties").  At ITC Properties, Mr. Chan is involved with the investment and development of commercial, hospitality and residential projects.  In addition, he is the lead in developing new policies for green and sustainable practices throughout the group.  Prior to joining ITC Properties, Mr. Chan worked in the Investment Banking Division of Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions in Greater China and Southeast Asia. Mr. Chan is a graduate of Duke University majoring in Political Science - International Relations and minoring in Philosophy and Economics.

  J. Douglas Gilpin - Director

Douglas Gilpin, FCA, FCPA, ICD.D., retired from the partnership of KPMG LLP in 1999.  In 2008, Mr. Gilpin received a Life Service Award from The Institute of Chartered Accountants of Alberta in recognition of 40 years experience in delivering professional services to business and the community.  During his 18 years tenure as a partner in Advisory Services at KPMG he served as an audit engagement partner.  He was a member of the KPMG's National Quality Assurance, the National Financial Institutions and Insurance Groups and he was the Quality Assurance Partner for the Edmonton office for 10 years.  Mr. Gilpin has consulted on corporate governance, including compliance with the Sarbanes Oxley Act 404 and National Instrument 52-109 reporting for issuers listed on the Toronto Stock Exchange.  Mr. Gilpin has served as a director of Canada Health Infoway ("CHI"), Afexa Life Sciences Inc., Alberta Innovates (formerly Alberta Innovates Technology Futures) ("AITF") and on the Board of the Health Quality Council of Alberta ("HQCA").  He was the chair of the governance committee and a member of the audit committee of CHI, and was the Chair of the audit committee for each of AITF and HQCA.  He currently is a director and chair of the audit committee of The Institute of Health Economics.  Mr. Gilpin is executive chair of The Inspections Group Inc., a privately owned company that performs safety code inspection services, building, plumbing and gas and electrical inspections in compliance with the Safe Codes Act of Alberta.  Mr. Gilpin is a member of the Institute of Corporate Directors and received his ICD.D. designation from the Institute in 2011.  Mr. Gilpin was elected as Fellow of the Institute of Chartered Accountants of Alberta in 2012.

Peter H. Kappel - Chairman of the Board, Director and Interim Chief Executive Officer

Mr. Kappel is a former investment banker who now manages a private investment portfolio.  A former chartered accountant with KPMG in Vancouver and Frankfurt, he made the transition to investment banking with JP Morgan (New York/Frankfurt) after business school.  He also served in senior roles at Nomura, Dresdner Kleinwort Wasserstein, Calyon and DVB Bank in London.  In the latter three, he was the Managing Director in charge of their respective European Securitisation businesses.  He holds an MBA from the Institut Européen d'Administration des Affaires ("INSEAD"), a Bachelor of Arts (Honours) degree in Economics from the University of Victoria and received his Chartered Accountant designation through the Institute of Chartered Accountants of British Columbia.

Debora Fang - Director

Ms. Debora Fang has 20 years' experience in the Fast Moving Consumer Goods industry, across mergers and acquisitions, strategy, finance and marketing roles in Unilever (London, UK), Danone (Paris, France and Amsterdam, Netherlands), Kraft Foods (Sao Paulo, Brazil) and as a consultant for Bain & Company (Los Angeles, USA). While at Unilever as VP Mergers & Acquisitions, Ms. Fang was responsible for a range of acquisitions and disposals in the Foods, Ice cream and Tea categories, leading multidisciplinary teams and covering a global scope. She is now an independent advisor for Private Equity and strategic clients in the Foods and Beverage space as well as a private investor. Ms. Fang holds an MBA from the Kellogg Graduate School of Management at Northwestern University in Chicago, USA and a Bachelor of Arts in Business from the University of Sao Paulo, Brazil.

Jeanne McCaherty - Director

Ms. McCaherty is the Chief Executive Officer of Guardian Energy Management, an ethanol manufacturing company with production sites in Ohio, Minnesota and North Dakota.  These corn dry milling sites produce ethanol, DDGS (distiller's dried grains with solubles) and corn oil.  Prior to joining Guardian in 2016, Ms. McCaherty spent a year consulting in Private Equity in the areas of specialty grains and value-added ingredients.  The majority of Ms. McCaherty's career was in various global management roles in Cargill, Inc. The most recent Cargill role was as the Regional Director of the Global Texturizing Business Unit.  This business sourced raw materials, manufactured, and sold specialty food ingredients to Food companies around the world. Ms. McCaherty's R&D career culminated in the position of VP/Global Director of Food R&D.  This role included functional leadership for the Basic and Applied R&D, Applications and Sensory groups for Cargill's Global Food Ingredients businesses.  Ms. McCaherty currently serves as the Chair of the RF A (Renewable Fuels Association) and on the Board of Directors for RPMG (Renewable Products Marketing Group).

Alfred T. L. Lau - Director

Mr. Lau is a Director of WealthOne Bank of Canada ("WOBC"), a Canadian Schedule I Bank.  In addition, he is the founder and co-leader of a private equity firm with operations in Hong Kong and Beijing.  Prior to his current role, Mr. Lau was a partner of KPMG with over 35 years of experience at key locations around the world, including Beijing, Vancouver and London.  He has held senior positions within KPMG including co-leader of the audit practice in Beijing and co-leader of the China Practice in Canada.  He was the Audit Engagement Partner for a number of multi-national Fortune 500 companies and listed companies on the TSX.  Mr. Lau has been an independent member of the WOBC Board of Directors since 2018 and currently sits on the Audit and Credit Review Committees.  Moreover, Mr. Lau is a former director and Chairman of the Audit Committee of SUCCESS, one of the largest non-profit organizations in Canada.  He is fluent in Mandarin and Cantonese and has a solid understanding of the business and operating environment in Canada and China.  He graduated from the University of British Columbia with a Bachelor of Commerce degree in 1980 and received his Chartered Accountant designation in 1982.

Jade Cheng - Chief Financial Officer and Treasurer

Ms. Cheng is a senior financial executive with over 25 years of experience.  She has been with Burcon since inception and is responsible for its financial management, reporting and compliance.  Prior to joining Burcon, Ms. Cheng held senior financial positions with a TSX-listed real estate development and ownership company and was a manager in Coopers & Lybrand's (now PricewaterhouseCoopers LLP) audit and assurance practice.  Ms. Cheng holds a B.A. (Economics) and M.B.A. from the University of British Columbia and is a member of the Chartered Professional Accountants of British Columbia.

Randy Willardsen - Senior Vice-President, Process

Mr. Willardsen has over 32 years of experience in the fields of membrane filtration and food, dairy and biotechnology processes.  Mr. Willardsen was the founder of Separation Technology, Inc., a leading supplier of membrane-based purification equipment and related services to the food industry with particular emphasis on dairy and beverage applications.  Mr. Willardsen was also co-founder of both Inprotech Corporation, a supplier of high quality whey proteins to the U.S. market, and BioPlex Nutrition, a nutritional supplement company focused on formulated protein supplements.  With BioPlex, he served as technical director, and oversaw manufacturing of all products until the company was sold in 1999.  Most recently, Mr. Willardsen founded Gallo Protein, a partnership with Joseph Gallo Farms to produce highly purified whey protein isolates.  Mr. Willardsen has worked with Burcon since April of 2001, and holds a Masters degree in Food Science and Nutrition from the University of Minnesota.

Dorothy Law - Senior Vice-President, Legal and Corporate Secretary

Ms. Law was a director of Burcon from December 1998 to April 2010.  Ms. Law joined the Burcon group of companies in August 1997 and acted as corporate counsel.  Prior thereto, she was an associate at the law firm of Lang Michener LLP (now McMillan LLP), practising primarily in the areas of securities, corporate and commercial law.  Ms. Law was called to the British Columbia Bar and admitted as a member of the Law Society of British Columbia in August 1996.  Ms. Law holds a Bachelor of Laws degree and a Bachelor of Commerce degree from the University of British Columbia.  Ms. Law was also admitted as a solicitor of the High Court of Hong Kong in May 1999.  She is a non-practising member of the Law Society of Hong Kong.

Martin Schweizer - Vice President, Technical Development

Dr. Schweizer joined Burcon in May 2002 as a process-engineering specialist.  He relocated from Nancy, France, where he earned his doctorate at the Institut National Polytechnique de Lorraine, with an emphasis on the enzymatic hydrolysis of rapeseed proteins.  Prior to his Ph.D. work, Dr. Schweizer completed a chemical engineering degree (Dipl.-Ing) at the University of Karlsruhe, Germany, where he specialized in food process engineering and water technology.  He has over 20 years of experience in research and development and his main expertise lies in the fractionation and purification of biochemical compounds using current state of the art technology such as membrane filtration, liquid chromatography and various extraction technologies, both aqueous and solvent based.  Since January 2003, Dr. Schweizer has overseen Burcon's research and development efforts at its Winnipeg Technical Centre.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set out below, none of the directors or executive officers:

a)  is, as at the date of the AIF, or was within 10 years before the date of the AIF, a director or chief executive officer or chief financial officer of any company (including Burcon) that:

i)  was the subject of an order (as defined in National Instrument 51-102F2) that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

ii)  was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer, or chief financial officer, and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer, or chief financial officer.

Except as set out below, none of the directors, executive officers or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company,

a)  is at the date hereof, or has been within 10 years before the date of this AIF, a director or executive officer of any company (including Burcon) that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

b)  has, within the 10 years before this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder;

c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

d) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Ms. Rosanna Chau was the Deputy Chairman and Executive Director of PT International (formerly ITC Corporation Limited ("ITC")), a company whose shares are listed on The Stock Exchange of Hong Kong Limited, up to December 28, 2017.  On November 15, 2005 the Securities and Futures Commission (the "SFC") of Hong Kong criticized the board of directors of ITC for breaching Rule 21.3 of the Code on Takeovers and Mergers (the "Takeovers Code") in respect of the dealing in the securities of Hanny Holdings Limited by ITC during an offer period without the consent of the Executive Director of the Corporate Finance Division of the SFC.  Rule 21.3 of the Takeovers Code restricts share dealings and transactions by an offeror and parties acting in concert with it during securities exchange offers.  Hanny was involved in a securities exchange offer announced in April 2005.  Since ITC held over 20% of the shares of Hanny, it was presumed to be acting in concert with Hanny under the Takeovers Code.  Ms. Rosanna Chau was a director of ITC at that time.

Conflicts of Interest

  As of the date of this AIF, Mr. Alan Chan is the beneficial owner, and one of the directors of two shareholders of Burcon, Large Scale and Great Intelligence Limited, which together own approximately 22,866,574 common shares or 21.03% of the issued and outstanding common shares of Burcon.  Ms. Rosanna Chau was a director of Large Scale and Great Intelligence Limited until December 14, 2021.

In connection with the Note, the Loan and the 2022 Large Scale Loan (the “Transactions”) as described in "General Development of the Business", Large Scale is a wholly-owned subsidiary of Firewood Elite Limited, a wholly-owned company of Mr. Alan Chan, who in turn is an insider and related party of Burcon.

The purpose and business reason for the Transactions were to raise funds so that Burcon could continue to meet its working capital requirements and use the funds for the purposes described above. The Purchase Agreement, the issuance of the Note, the Loan and the 2022 Loan Agreement were approved by the independent directors of the board of directors of Burcon, with Mr. Alan Chan and Ms. Rosanna Chau, abstaining from participating in the vote on the Purchase Agreement, the issuance of the Note and the Loan and Mr. Alan Chan abstaining from participating in the vote on the 2022 Loan Agreement.

Mr. Johann Tergesen (former President and Chief Executive Officer of Burcon), Mr. Peter Kappel and Dr. Lorne Tyrrell, insiders of Burcon, participated in the Convertible Debenture Offering in the principal amounts of $500,000, $1,000,000 and $500,000, respectively.  The Convertible Debenture Offering was approved by the directors of the board of directors of Burcon, with Mr. Kappel and Dr. Tyrrell, abstaining from participating in the vote.  An aggregate of $126,803 was paid to Mr. Kappel, Mr. Tergesen and Dr. Tyrrell as interest under the Convertible Debenture.

The Company rented its head office premises from and shared certain office equipment with Burcon Group Limited ("Burcon Group") until April 23, 2020, after which, the property was sold to an unrelated third party.  Jade Cheng and Dorothy Law, officers of the Company, were officers and directors of Burcon Group until March 31, 2022.  Rosanna Chau, a director of Burcon, was a director of an indirect shareholder of Burcon Group until June 24, 2019. Ms. Chau, Ms. Cheng and Ms. Law do not have any shareholding interests in Burcon Group.  During fiscal 2022, Burcon paid $0 (2021 - $4,584) to Burcon Group for the rental charges. In addition, administrative services are contracted with Regent Park Realty Inc. ("Regent Park"), a company that is controlled by an entity with common directors with the Company.  For the year ended March 31, 2022, Burcon was charged $2,834 (2021 - $2,241) by Regent Park for these services. From April 1, 2021 to March 31, 2022, professional services provided by Burcon to Regent Park provided income to Burcon of $3,931 (2021 - $7,709).  These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Burcon has a Services Agreement with Merit Foods to provide technical, administrative and general management services, research and analytical services and sample production services based on rates set out in the Services Agreement.  For the period March 31, 2022, Burcon charged $110,504 (2021 - $334,760) for services provided and $287 (2021 - $524,321) for samples sold to Merit Foods, of which $1,210 was included in amounts receivable at March 31, 2022 (March 31, 2021 - $66,709). See "Material Contracts".

 NASDAQ Board Diversity Disclosure

NASDAQ's Board Diversity Rule was approved by the US Securities and Exchange Commission in August 2021. The rule requires companies to annually disclose board-level diversity statistics in the table below.  As a foreign private issuer, Burcon complies with the rule given that it has at least two directors who have identified as "Diverse".  Under the rule, Diverse means an individual who self-identifies as one or more of the following: Female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic identity in the country of the Company's principal executive offices.

Board Diversity Matrix (as of the date of the AIF)
Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar for its Common Shares is Computershare Investors Services Inc. at its principal transfer offices in Vancouver, British Columbia and Toronto, Ontario. In connection with the listing of the Company's Common Shares on the Nasdaq Capital Market, Computershare Trust Company, N.A. was appointed as co-agent in the United States.

MATERIAL CONTRACTS

Burcon is a party to the following material contracts, copies of which are available on SEDAR at www.sedar.com:

Loan Agreement with Large Scale Investments Limited

On June 20, 2022, Burcon and Large Scale entered into a loan agreement (the "2022 Loan Agreement")pursuant to which Large Scale will provide Burcon with a secured loan (the "2022 Large Scale Loan") of up to $10 million (the "Loan Amount"). Firewood is wholly-owned by Mr. Alan Chan, a director of Burcon. Upon the satisfaction of certain conditions with respect to each tranche, the Loan Amount will be available in two tranches of $5 million each. The first tranche, which is currently available to the Company, has a maturity date of July 1, 2024 and the second tranche will have maturity date that is 24 months from the closing date of such tranche (in each case, the "Maturity Date"). The Lender will be paid a commitment fee of 1% of the undrawn amount of the Loan Amount under each tranche on: (i) the closing date of such tranche and (ii) each annual anniversary of the closing date of such tranche. The drawn portion of the Loan Amount will bear interest at a rate of 8% per annum (the "Principal Balance"). Interest on the Principal Balance will accrue monthly, not in advance, and will be payable on the Maturity Date of the applicable tranche.

Guarantees in connection with Agriculture and Agri-Food Canada loan to Merit Foods

On July 28, 2020, Her Majesty the Queen in Right of Canada as represented by the Minister of Agriculture and Agri-Food (the "Minister"), Merit Foods, Merit Foods' subsidiary, 11410083 Canada Ltd., Burcon Holdings and the Other Shareholders entered into the Repayable Contribution Agreement For The AgriInnovate Program (the "AIP Agreement") pursuant to which the Minister provided a $10 million 10-year interest free loan (the "AIP Loan") to Merit Foods  and 11410083 Canada Ltd. (the "Recipients") for the purpose of facilitating the commercialization of a patent protected, world-leading plant protein extraction process for purposes of supporting the growth of the pea, pulses and canola industries.  The interest free loan, repayable over 10 years, was approved under the Agriculture and Agri-Food Canada's AgriInnovate Program.  Burcon Holdings and each of the Other Shareholders (each a "Guarantor" and together referred to as the "Guarantors") have provided guarantees to secure the obligations of the Recipients under the AIP Loan.  Under the AIP Agreement, the Guarantors agreed to jointly and severally guarantee the performance of the obligations of the Recipients, including without limitation, the completion of the Project, administration of the AIP Agreement and the repayment of the funding provided by the Minister pursuant to the terms and conditions of AIP Agreement (the "Guarantee Obligations"). Burcon Holdings and the Other Shareholders entered into a Reciprocal Indemnity Agreement made as of July 23, 2020 (the "Indemnity Agreement") to set out the rights and obligations as between themselves in the event that any of them is called upon to make payment under any of the Guarantee Obligations in a manner that is disproportionate to their respective proportionate ownership interest in Merit Foods at the time the agreement was signed (referred to as their "Contributive Share").

Under the Indemnity Agreement, if any Guarantor (each, a "Paying Guarantor") is required to make payment under the Guarantee Obligations and any other Guarantor (each, a "Contributing Guarantor") has not made a corresponding payment equal to its Contributive Share, such Contributing Guarantor(s) shall pay the Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the Guarantee Obligations will have been borne by the Guarantors in their respective Contributive Share.

Guarantees in connection with EDC and FCC financing of Merit Functional Foods Corporation

On April 24, 2020, Burcon signed a guarantee in favour of Export Development Canada ("EDC") for each of EDC's senior loan facility and subordinate loan facility and Farm Credit Canada ("FCC") to Merit Foods (the "Guarantees") pursuant to which Burcon agreed to guarantee all of the indebtedness, liabilities and obligations of Merit Foods under the loan agreements between EDC, FCC and Merit Foods.  The aggregate maximum liability of Burcon under the Guarantees is limited to $4,000,000.  The Guarantees contain provisions dealing with when Burcon's guarantee may be reduced in the event that Merit Foods is able to obtain certain other government sources of funding, subject to certain conditions being met.

In connection with the Investment and following the deposit by Merit Foods of $10 million of the proceeds of the Investment into a designated account, EDC and FCC released the Guarantees. See "General Development of the Business".

Reciprocal Indemnity for Guarantees in connection with EDC and FCC financing of Merit Functional Foods Corporation

In October 2021, the shareholders of the Other Shareholders (the "EDC Guarantors") provided guarantees in the aggregate amount of $10 million (the "EDC Guarantee") to EDC in order for Merit Foods to meet certain credit requirements required by EDC under the loan agreements with EDC. Burcon Holdings and the EDC Guarantors entered into a reciprocal indemnity agreement (the "EDC Indemnity Agreement"). Under the EDC Indemnity Agreement, if any EDC Guarantor (each, a "EDC Paying Guarantor") is required to make payment under the EDC Guarantee and any other EDC Guarantor and Burcon Holdings (each, a "EDC Contributing Guarantor") has not made a corresponding payment equal to its Contributive Share, such EDC Contributing Guarantor(s) shall pay the EDC Paying Guarantor such amounts so that, after payment, all obligations and liabilities under the EDC Guarantee will have been borne by the EDC Guarantors in their respective Contributive Shares. Burcon Holdings' Contributive Share under the EDC Indemnity agreement was 44.44%. The obligations of Burcon Holdings and the EDC Guarantors would terminate upon the termination or release by EDC of the EDC Guarantors' obligations under the EDC Guarantee.  Burcon's potential liability under the EDC Reciprocal Indemnity Agreement was approximately $4.44 million.

In October 2021, as a result of the Bunge October 2021 Investment (See "General Development of the Business"), the aggregate liability of the EDC Guarantors under the EDC Guarantee was reduced to $5.05 million, and Burcon's maximum liability under the EDC Indemnity Agreement was reduced to $2.24 million.

In January 2022, FCC agreed to provide Merit Foods with a further credit facility of $10 million.  In connection with the amendment of the FCC and EDC loan agreements, the EDC Guarantors and Burcon Holdings entered into an amended and restated reciprocal indemnity agreement (the "Amended and Restated Indemnity Agreement") to reflect the reduction in the EDC Guarantee amount to $5.05 million.

In May 2022, Burcon Holdings, Bunge and the Other Shareholders advanced an aggregate $10 million loan ("May 2022 Shareholder Loan") to Merit Foods to address liquidity requirements of Merit Foods as it ramps up production and sales at its pea and canola protein production facility.  Burcon Holdings' proportionate share of the May 2022 Shareholder Loan was $3.16 million.  The May 2022 Shareholder Loan has a term of 15 years, will initially be non-interest-bearing and have terms similar to previously advanced shareholder loans.    The May 2022 Shareholder Loan will be subordinated to any indebtedness owed by Merit Foods to each of its financial lenders, whether secured or unsecured.  As a result of the of May 2022 Shareholder Loan, EDC released the EDC Guarantors from the EDC Guarantee.  Under the terms of the Amended and Restated Indemnity Agreement, the obligations of Burcon Holdings and the EDC Guarantors terminated upon the release by EDC of the EDC Guarantee.

Loan Agreement with Merit Functional Foods Corporation

On April 21, 2020 Burcon's wholly-owned subsidiary, Burcon NutraScience Holdings Corp. ("Burcon Holdings"), entered into a loan agreement (the "Loan Agreement") with Merit Foods pursuant to Burcon Holdings agreed to obtain a letter of credit ("LC") from HSBC Bank Canada in the amount of $6,500,000 with EDC as beneficiary.  In connection with the loan facilities from EDC by Merit Foods (see "General Development of the Business" above), Merit Foods must fulfill various obligations including, without limitation, establishment and maintenance of a cost overrun account in a prescribed amount in connection with the costs related to the construction of the Flex Production Facility.  $6,500,000 of this amount is permitted to be funded by way of letter of credit.  To assist Merit Foods to fulfill this obligation, Burcon Holdings, through Burcon, obtained the LC from HSBC Bank Canada ("HSBC") which is secured by a cash deposit of the same amount with HSBC.  The Loan Agreement was entered into by Burcon Holdings and Merit Foods to evidence the loan in the amount of $6,500,000 (the "Loan").  Under the terms of the Loan Agreement, Merit Foods acknowledges and agrees that it is indebted to Burcon Holdings for the Loan from the Advance Date and obligated to pay interest on the Loan.  The term (the "Term") of the Loan and the commitment by Burcon Holdings to maintain the LC will terminate no later than September 30, 2020, unless extended by mutual agreement in writing between Burcon Holdings and Merit Foods.  The principal amount of the Loan will bear interest at 5% per annum, compounded annually, and is payable by Merit Foods by way of a lump sum balloon payment at the end of the Term.

Under terms of the Loan Agreement, Burcon Holdings has the option to contribute the amount of Loan as a capital contribution to Merit Foods in certain circumstances including if the other shareholders of Merit Foods are unable to deliver a letter of credit in favour of EDC for their entire pro rata share of the LC amount by September 30, 2020.  The Loan Agreement contains provisions dealing with the calculation of change of shareholding interest of Burcon Holdings and the other shareholders of Merit Foods in such circumstance.

If EDC draws on the LC prior to September 30, 2020 and each of the other shareholders of Merit Foods are unable to reimburse Burcon Holdings for such other shareholder's entire pro rata share of the amount of such draw within the time period set out in the Loan Agreement, then the draw amount will be deemed a capital contribution by Burcon Holdings and Burcon Holdings' shareholding interest in Merit Foods will be increased.  The Loan Agreement contains provisions dealing with the calculation of change of shareholding interest of Burcon Holdings and the other shareholders of Merit Foods in such circumstance.

In connection with the Investment and following the deposit by Merit Foods of $10 million of the proceeds of the Investment into a designated account, EDC also released and returned the LC to Burcon.  See "General Development of the Business".

Merit Functional Foods Corporation - Unanimous Shareholders Agreement

On May 23, 2019, Burcon's wholly-owned subsidiary, Burcon NutraScience Holdings Corp., entered into a shareholders agreement (the "Original Shareholders Agreement") with RBT Holdco Ltd. ("RBT Holdco") and 10039406 Manitoba Ltd. ("Crew Holdco") (RBT Holdco and Crew Holdco together referred to as the "Other Shareholders") to become shareholders of Merit Functional Foods Corporation (formerly Burcon Functional Foods Corporation) ("Merit Foods").  Initially, Burcon Holdings held 40%, RBT Holdco held 40% and Crew Holdco held 20% of the issued and outstanding common shares of Merit Foods.  Ryan Bracken and Barry Tomiski each hold a 50% interest in RBT Holdco.  Crew Holdco is wholly-owned by Shaun Crew.  The business of Merit Foods is the commercial production, sales, marketing and distribution worldwide of Burcon's pea protein, pulse protein and canola protein products.  Pursuant to the Shareholders Agreement, the parties agreed that on or before July 2, 2019, Burcon Holdings and the Other Shareholders would make a capital contribution to Merit Foods by way of shareholder loans and/or subscription of shares in the aggregate of $10,000,000.  Burcon Holdings agreed to make a capital contribution of $4,000,000 to Merit Foods (less certain deductions for certain expenses), while RBT Holdco and Crew Holdco agreed to contribute $4,000,000 and $2,000,000, respectively (each an "Initial Capital Contribution").  In the event that any of Burcon Holdings, RBT Holdco or Crew Holdco failed to contribute its respective Initial Capital Contribution on or before July 2, 2019, then the Shareholders Agreement would automatically terminate.

Provided that the Shareholders Agreement had not been previously terminated, the parties agreed to make further contributions to Merit Foods on or before September 3, 2019 in the aggregate amount of $10,000,000.  Burcon Holdings agreed to contribute a further $4,000,000 to Merit Foods, while RBT Holdco and Crew Holdco agreed to contribute $4,000,000 and $2,000,000, respectively (each an "Additional Capital Contribution").  In the event that any of Burcon Holdings, RBT Holdco or Crew Holdco failed to contribute its respective Additional Capital Contribution (a "Capital Deficiency"), any shareholder under the Shareholders Agreement that has contributed its full proportionate share of the Additional Capital Contribution may make a further capital contribution in the amount of the Capital Deficiency and the proportionate ownership of each shareholder will be adjusted accordingly.  If Burcon Holdings only contributed its Initial Capital Contribution and not the Additional Capital Contribution while the remaining shareholders contribute their Initial Capital Contribution, Additional Capital Contribution and any Capital Deficiency, Burcon Holdings' ownership interest in Merit Foods would have been reduced to 20%.

On August 27, 2020, Burcon announced that Merit Foods received a $30 million investment (the "Investment") from a new equity partner, Bunge Limited.  The Investment was completed by way of a subscription by Bunge for shares from treasury and the advancement of shareholder loans by Bunge. Concurrently with the Investment, Bunge purchased additional shares and debt from the Other Shareholders.  As a result of the foregoing, Bunge initially owned a 25% equity interest in Merit Foods, Burcon owned a 33.33% equity interest in Merit Foods and the Other Shareholders  owned, collectively, the remaining 41.67% equity interest in Merit Foods.

On August 27, 2020, Burcon Holdings entered into an amended and restated unanimous shareholders agreement (the "Amended and Restated Shareholders Agreement") with Bunge, the Other Shareholders, Tirem Holdings Limited Partnership and Burcon. Among other things, the Amended and Restated Shareholders Agreements sets out the respective rights and obligations of the shareholders of Merit Foods in respect of Merit Foods, the shares owned by the shareholders and the management and conduct of the business of Merit Foods, including matters requiring board of directors' approval or shareholder approval and the rights of the parties with respect to restrictions on transfers and transfers to third parties. On October 13, 2021, Bunge exercised its right to subscribe for additional common shares of Merit Foods for an aggregate subscription price of $4.95 million ("Bunge October 2021 Investment"). Following the Bunge October 2021 Investment, Bunge's ownership interest in Merit Foods increased to 28.91%.  Burcon now owns a 31.6% equity interest in Merit Foods and the Other Shareholders now own, collectively, a 39.49% equity interest.

The Amended and Restated Shareholders Agreement amends and restates the Original Shareholders Agreement.

Under the Amended and Restated Shareholders Agreement, Bunge has the right to acquire the balance of the Merit Foods shares owned by the Other Shareholders through a call option (the "Call Option").  The Amended and Restated Shareholders Agreement sets out the terms and conditions of the Call Option, including the circumstances under which the Call Option will vest and become exercisable. The principal intended trigger for the vesting of the Call Option is based on the completion, commissioning and demonstrated growth of Merit Foods' canola and pea protein production facility in Winnipeg, Manitoba.  If and when Bunge exercises the Call Option to acquire the Merit Foods shares owned by the Other Shareholders, Burcon Holdings then has the right, but not the obligation, to sell all, but not less than all, of its interest in Merit Foods to Bunge at the equivalent valuation.

If Bunge exercises its Call Option to buy out the Other Shareholders, and thereby acquires majority ownership of Merit Foods, certain terms of the Amended and Restated Shareholders Agreement will come into effect, which changes are designed to align the interests of Bunge and Burcon.  Such terms include, among other matters, that on the closing of the Call Option, Bunge will provide financing to Merit Foods on terms that are materially similar to those of Merit's existing third party financing arrangements.  Merit Foods will use the proceeds from the financing to repay existing third party financing arrangements.  Future financings will be provided to Merit Foods by Bunge from time to time, provided that the terms are no less favorable to Merit Foods than what could be obtained in a comparable arm's length transaction.  Bunge has agreed that, for so long as it is a direct or indirect shareholder of Merit Foods and for a period of eighteen (18) months after the date on which it ceases to be a direct or indirect shareholder of Merit Foods, it will not produce and sell pea and canola proteins exceeding certain specified purity thresholds set out in the Amended and Restated Shareholders Agreement.

Merit Functional Foods Corporation - License and Production Agreement

On May 23, 2019, Burcon and its wholly-owned subsidiary, Burcon NutraScience (MB) Corp. entered into entered into a license and production agreement with Merit Foods (the "Original Merit License  Agreement").  Under the Merit License Agreement, Burcon has granted an exclusive, royalty-bearing, worldwide license (the "Merit License") to Merit Foods to use and exploit Burcon's pea, pulse and canola protein technologies to make, have made, use and market and sell Burcon's pea, pulse and canola proteins (the "Merit Licensed Products").

Merit Foods has agreed to develop, build and commission an initial production facility in the Province of Manitoba within a specified amount of time to manufacture the Merit Licensed Products (the "Flex Production Facility").  Merit Foods will also, within a time specified under the License Agreement, provide written notice (the "Notice") to Burcon to advise whether it will or will not increase its annual production capacity of the Products to develop, build and commission a full commercial scale production facility ("Full-Commercial Production Facility").  The License Agreement provides Burcon with the right to convert the exclusive license to a non-exclusive license under certain conditions.

In consideration of the Merit License, Merit Foods will pay to Burcon running royalties based on the net revenue (as defined in the Merit License and Production Agreement) in relation to the sale of the Products which fall within the scope of the Burcon Technology.  Once a sale in the Flex Production Facility occurs, Merit Foods will pay to Burcon royalties based on a percentage of net revenue from the sale of Products.  If Merit Foods expands production to the Full-Commercial Production Facility the royalty rate will be reduced to a lower percentage rate.  The royalty rate may also be reduced if the exclusive license is converted to a non-exclusive license or if a certain Burcon patent does not grant within a specified time.

Burcon and Burcon-MB entered into an amended and restated license and production agreement (the "Amended and Restated License Agreement") on August 27, 2020.  The Amended and Restated License Agreement amends and restates the Original Merit License Agreement.

Under the Amended and Restated License Agreement the parties have agreed among other things, that if Bunge exercises its Call Option to buyout the Other Shareholders under the Amended and Restated Shareholders Agreement, Merit Foods will have an option to convert (the "Conversion") the license granted under the Amended License Agreement into an exclusive, royalty-bearing, worldwide license to Merit Foods over Burcon's pea, pulse and canola protein technologies for $67.5 million, which represents an amount estimated to be the discounted future royalties that would otherwise be payable to Burcon over the life of the license agreement.

The Amended and Restated License Agreement modifies certain conditions under which Burcon may convert the exclusive license granted to Merit to a non-exclusive license.  In one instance, if Merit Foods produces a certain amount of products that are not products licensed by Burcon, Burcon has the right to convert the exclusive license to a non-exclusive license.  In such circumstance, Merit Foods may elect to retain exclusivity by paying royalties based on the net revenues derived from the sale of such other products.  If the exclusive license is converted to a non-exclusive license, Burcon will be entitled to make, have made, use, market and sell Merit Licensed Products on a non-exclusive basis and to grant any such rights to any other person unless Merit Foods exercise the Conversion option.  Merit Foods will grant to Burcon an irrevocable, non-exclusive, royalty bearing license, with a right to sublicense, to use certain intellectual property developed by Merit Foods ("Merit Foods Improvements") to make, have made, use, market or sell the Products worldwide.    If the license is converted to a non-exclusive license and Burcon chooses to use the Merit Foods Improvements, the aggregate royalties payable by Burcon to Merit Foods in any year will not exceed the aggregate royalties payable by Merit Foods to Burcon in the same year.

As long as the Merit License is exclusive and until the Conversion, Burcon will be responsible for filing, prosecution and maintenance of Burcon patent rights in certain countries.  Upon the Conversion, Merit Foods will assume all the responsibilities and costs relating to filing, prosecution and maintenance of Burcon patent rights.  While the Merit License is exclusive, Merit Foods shall have the right to defend any action in which the validity of any Burcon patent right is raised in any jurisdiction.  If Merit Foods does not exercise such right, Burcon shall have the right but not the obligation to assume such defence.

Subject to the early termination provisions contained in the Amended and Restated License Agreement and Merit Foods' Conversion option, the obligation to pay royalties under the Amended and Restated License Agreement will terminate on the later has a term of the greater of twenty years from July 2, 2019 and the last to expire of Burcon patents that are being used to produce products under the Amended and Restated License Agreement.  Since July 2, 2019, Burcon has filed additional patent applications to seek important commercial protection for the Products.  Merit Foods has elected to include these applications to the License and, if granted could lengthen the royalty term under the Amended and Restated License Agreement to at least the year 2043.

Services Agreement with Merit Functional Foods Corporation

On May 23, 2019, Burcon, Burcon-MB and Merit Foods entered into a services agreement (the "Services Agreement") pursuant to which Burcon and Burcon-MB will provide certain services (the "Services") to Merit Foods in support of Merit Foods' business.  The Services will commence on July 3, 2019 and the agreement will have an initial term ending on June 30, 2022.  Under the Services Agreement, Burcon and Burcon-MB will provide general management/administrative/technical services, research and analytical services and sample production services.  The Services will be charged to Merit Foods based on rates set out in the Services Agreement.

Loan Agreement with Large Scale Investments Limited

On November 13, 2018, Burcon announced that it entered into a loan agreement (the "Loan Agreement") pursuant to which Large Scale, at the time  and currently a wholly-owned subsidiary of Firewood, provided Burcon with an unsecured loan (the "Loan") of up to $1,000,000 (the "Initial Loan Amount") for a term of 180 days from December 5, 2018.

On March 27, 2019, Burcon and Large Scale amended (the "Loan Amendment") the Loan Agreement, pursuant to which Large Scale agreed to increase the Initial Loan Amount to Burcon by $500,000 (together with the Initial Loan, the "Loan Amount").  See "General Development of the Business".

Convertible Note Purchase Agreement with Large Scale Investments Limited

On April 7, 2016, Burcon announced that it had entered into the Purchase Agreement with Large Scale Investments Limited (the "Lender"), a wholly-owned subsidiary of PT International, pursuant to which it will issue the Note for the Principal Amount.  On May 21, 2019, the Company announced that Burcon and Large Scale amended the Note (the "Amendment") to extend the maturity date of the Note from May 11, 2019 to June 21, 2019.

Under the Note, Large Scale could convert the Principal Amount in whole or in part into common shares in the capital of Burcon at any time commencing on or after July 1, 2016 and up to and including the Maturity Date.  When issued, the conversion price of the Note was $4.01 per common share, which represented a premium of approximately 24% over the volume weighted average trading price of the common shares on the TSX for the 5 trading days immediately before April 7, 2016 (the "Conversion Price").  Burcon also had the right, before the Maturity Date, upon written notice to the Lender of not less than thirty (30) days, to prepay in cash all or any portion of the Principal Amount by paying to the Lender an amount equal to the Principal Amount to be prepaid multiplied by 110%.  At any time on or after July 1, 2016 and up to the end of such 30-day notice period, Large Scale had the right to convert the Principal Amount in full or in part, into common shares at the Conversion Price.  The Note was and any common shares issued upon the conversion of the Note would have be subject to a four month hold period under applicable Canadian securities laws.  Upon completion of the 2018 Rights Offering (as defined below), the Conversion Price of the Note was adjusted effective immediately after the 2018 Record Date (as defined below).  After the adjustment, the Conversion Price was reduced to $3.94 per common share.

Funding by Large Scale and the issuance of the Note occurred on May 12, 2016.  The Note bore interest at a rate of 8% per annum, calculated daily, compounded monthly.  Interest accrued on the Principal Amount and was payable on the earlier of June 21, 2019, the occurrence of an event of default as set out in the Note, or voluntary prepayment by Burcon (the "Maturity Date").

The Amendment also provided Large Scale with a right to offset any amounts due to it under the Note against any obligations of Large Scale to pay for subscription proceeds of any rights offering that Burcon may conduct.  See "General Development of the Business".

License and Production Agreement with Archer Daniels Midland Company

On March 4, 2011, Burcon and Burcon's wholly-owned subsidiary, Burcon NutraScience (MB) Corp. (together referred to for this section only, as "Burcon") entered into a license and production agreement (the "ADM License and Production Agreement") with ADM.  Pursuant to the ADM License and Production Agreement, Burcon granted ADM an exclusive, royalty-bearing, worldwide license (the "License") to use and exploit Burcon's soy protein technology solely to make, have made, use, market and sell soy protein products (the "Soy Products") that use, incorporate or are derived from any Burcon technology.  ADM agreed to use reasonable commercial efforts to design, build and commission an initial production facility (the "Semi-works Production Facility") within a specified amount of time after it receives permit approval from the US Environmental Protection Agency ("EPA Approval Date") to manufacture the Soy Products.  ADM also agreed, within a time specified under the ADM License and Production Agreement, to provide written notice to Burcon to advise whether it would increase its annual production capacity of the Products beyond the capacity of the Semi-works Production Facility ("Full Commercial Production").  The License and Production Agreement provided each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

In consideration of the License, ADM agreed to pay Burcon running royalties based on the net revenue (as defined in the License and Production Agreement) in relation to the sale of the Soy Products which fell within the scope of the Burcon Technology.  ADM agreed to pay quarterly royalties (the "Pre-production Royalty") to Burcon from the EPA Approval Date until the first bona fide arms' length sale of Products manufactured in the Semi-works Production Facility.  Once such sale in the Semi-works Production Facility occurs, ADM agreed to pay to Burcon royalties based on a percentage of net revenue from the sale of Products (the "Semi-works Production Royalty").  If ADM expanded production to Full Commercial Production the royalty rate would be reduced to a lower percentage rate (the "Full Commercial Production Royalty").  The Full Commercial Production Royalty rate would be further reduced if ADM expanded production and sale into certain geographic regions or if ADM achieved a pre-defined further expanded level of production capacity.  The Semi-works Production Royalty and the Full Commercial Production Royalty rates may have also been reduced if the exclusive license was converted to a non-exclusive license or if certain Burcon patents did not grant within a specified time.

If the exclusive license was converted to a non-exclusive license, Burcon would be entitled to make, have made, use, market and sell the Soy Products on a non-exclusive basis and to grant any such rights to any other person.  ADM would grant to Burcon an irrevocable, non-exclusive, royalty bearing license, with a right to sublicense, to use ADM Improvements (as defined in the License and Production Agreement) to make, have made, use, market or sell the Soy Products worldwide.    If the license was converted to a non-exclusive license and Burcon chose to use ADM improvements, the aggregate royalties payable by Burcon to ADM in any year would not exceed the aggregate royalties payable by ADM to Burcon in the same year.

Under the ADM License and Production Agreement, Burcon was responsible for filing, prosecution and maintenance of Burcon patent rights in certain countries.  Burcon was also responsible for defending any action in which the validity of any Burcon patent right was raised in any jurisdiction.

Royalties payable under the License would have terminated on the later of the date of expiry of the last to expire of the Burcon Patent Rights (as defined in the License and Production Agreement) and twenty years from March 4, 2011.  Since March 4, 2011, Burcon filed additional patent applications to seek important commercial protection for the production and use of CLARISOY®.  ADM elected to include these applications to the License and, if granted could have lengthened the royalty term under the License and Production Agreement to at least the year 2035.

On August 7, 2020, Burcon and ADM entered into an agreement to terminate the ADM License and Production Agreement dated March 4, 2011 made among Burcon, Burcon-MB and ADM for CLARISOY® soy protein.  As part of the agreement to terminate the exclusive license, the CLARISOY® trademark reverted back to Burcon upon payment by Burcon of a certain percentage of the aggregate direct third party costs paid by ADM in connection with the marketing, trademark prosecution, and trademark maintenance of the CLARISOY® trademarks.

INTERESTS OF EXPERTS

The Company's independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared an independent auditor's report dated June 27, 2022 in respect of the Company's consolidated financial statements as at March 31, 2022 and March 31, 2021 and for each of the three years ended March 31, 2022. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of British Columbia code of Professional Conduct and with respect to the Company in compliance with PCAOB Rule 3520, Auditor Independence.

AUDIT COMMITTEE AND DISCLOSURE UNDER

NATIONAL INSTRUMENT 52-110

Under National Instrument 52-110 ("NI 52-110"), Burcon is required to disclose in its AIF certain information concerning the composition of its audit committee and its auditor. The audit committee carries out the various responsibilities set forth in its charter, a copy of which is attached to this AIF as Schedule "A".

Composition of the Audit Committee

The audit committee of Burcon is comprised of J. Douglas Gilpin, Alfred Lau and Lorne Tyrrell. Mr. Gilpin is the chair of the audit committee.  All members of the audit committee are financially literate.  Under NI 52-110, an individual is "financially literate" if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon's financial statements.  The Board has determined that each audit committee member has past employment experience in finance or accounting, requisite professional certification in accounting, or comparable experience or background that results in his or her financial sophistication.  Mr. Gilpin was an audit engagement partner in Advisory Services at KPMG LLP (chartered accountants) for 18 years until 1999.  Mr. Lau was a partner of KPMG with over 35 years of experience at key locations around the world, including Beijing, Vancouver and London.  He has held senior positions within KPMG including co-leader of the audit practice in Beijing and co-leader of the China Practice in Canada.  He was the Audit Engagement Partner for a number of multi-national Fortune 500 companies and listed companies on the TSX.  Dr. Tyrrell has served on the audit committee of the Institute of Health Economics (Alberta).  He was also the Dean of the Faculty of Medicine and Dentistry of the University of Alberta from 1994 to 2004, during which time he was responsible for managing a budget of over $300 million.  When Dr. Tyrrell retired from his position, the Faculty reported no debt or deficit.  A member of the audit committee is "independent" if the member has no direct or indirect material relationship with Burcon, which could, in the view of Burcon's board of directors, reasonably interfere with the exercise of a member's independent judgement.  The Board has determined that each of the audit committee members is independent, as that term is defined by NI-52-110 and in accordance with applicable Nasdaq rules and under Rule 10A-3 under the United States Securities Exchange Act of 1934.  The Board has determined that Mr. J. Douglas Gilpin, FCPA, FCA, CA and ICD.D, is an "audit committee financial expert" as such term is defined in applicable United States securities laws.

Audit Committee Oversight

During the most recently completed financial year, all recommendations of the audit committee with respect to financial reporting and to nomination or compensation of Burcon's external auditor were adopted by the board of directors.

Pre-Approval Policies and Procedures

The charter of the audit committee requires pre-approval of non-audit services provided by the external auditor of Burcon. The auditor was engaged to provide certain tax return review services during the years ended March 31, 2022 and 2021.  These services were pre-approved by the audit committee.

External Auditor Service Fees

Fees billed by Burcon's external auditor for professional services relating to the last two fiscal years are outlined in the following table.

Nature of Services	Fees billed by auditor for the fiscal year ended March 31, 2022	Fees billed by auditor for the fiscal year ended March 31, 2021
Audit Fees[1]	$240,000	$81,500
Audit-Related Fees[2]	$118,352	$50,000
Tax Fees[3]	$8,871	$7,384
All Other Fees[4]	$nil	$nil
Total	$367,223	$138,884

Notes:

(1) "Audit Fees" include the aggregate fees billed by Pricewaterhouse Coopers LLP ("PwC") relating to the respective fiscal year. Included in Fiscal 2022's Audit Fees are $85,000 for the audit of the Company's internal controls for the year ended March 31, 2022.

(2) "Audit-Related Fees" include the aggregate fees billed for the respective fiscal year for assurance and related services by PwC that are not reported under "Audit Fees".  Of the $118,352 incurred in Fiscal 2022, $80,852 related to the quarterly reviews of each of the Company's interim financial statements and $17,500 for services rendered in connection with the Company's filing of the registration statement with the SEC for the U.S. listing and $20,000 for services rendered in connection with preparations for a proposed financing, including draft documents, that did not proceed.

(3) "Tax Fees" include the aggregate fees billed for the respective fiscal year for professional services rendered by PwC for tax compliance and tax advice.

(4) "All Other Fees" include the aggregate fees billed for the respective fiscal year for products and services provided by PwC, other than the services reported under "Audit Fees", "Audit-Related Fees" and "Tax Fees".

ADDITIONAL INFORMATION

Additional information relating to Burcon can be found on the Company's website at www.burcon.ca and the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Burcon's securities and securities authorized for issuance under equity compensation plans, is contained in Burcon's Management Proxy Circular dated July 28, 2021 for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in Burcon's financial statements and MD&A for its most recently completed financial year ended March 31, 2022.

GLOSSARY

In this AIF, the following terms have the meanings set forth herein:

10039406 Manitoba Ltd.	one of the Other Shareholders and is a wholly-owned company of Shaun Crew and his family

ADM	Archer-Daniels-Midland Company

ADM License and Production Agreement	the license and production agreement dated March 4, 2011 made among Burcon, Burcon-MB and ADM

Affiliate	has the meaning set out in the Canada Business Corporations Act albumin

refers generally to any protein with water solubility, which is moderately soluble in concentrated salt solutions, and experiences heat coagulation (protein denaturation).  Substances containing albumin, such as egg white, are called albuminoids

Amended and Restated License Agreement	the amended and restated license and production agreement dated August 27, 2020 made among Burcon, Burcon-MB and Merit Foods

Amended and Restated Shareholders Agreement	the amended and restated shareholders agreement dated August 27, 2020 among Burcon Holdings, RBT Holdco Ltd., 10039406 Manitoba Ltd., Bunge and Tirem Holdings Limited

BMW	B.M.W. Canola Inc.

Board	the Board of Directors of the Company

Bunge	Bunge Limited

Burcon or Company	Burcon NutraScience Corporation

Burcon Holdings	Burcon NutraScience Holdings Corp.

Burcon-MB	Burcon Nutrascience (MB) Corp. (formerly B.M.W. Canola Inc.)

CLARISOY®	the trade-marked brand name for Burcon's soy protein

Common Share or Shares	a common share in the capital of the Company

EDC	Export Development Canada

erucic acid	fatty acids contained in canola, but not considered essential for human growth

FAO	the Food and Agricultural Organization

FCC	Farm Credit Canada

FDA	the United States Food and Drug Administration

Firewood	Firewood Elite Limited, a company wholly-owned by Alan Chan, a director of Burcon globulin

this generic term encompasses a heterogeneous series of families of proteins, with larger molecules and less soluble in pure water than albumin.  Globular proteins, or spheroproteins are one of the two main protein classes, comprising "globe"-like proteins that are more or less soluble in aqueous solutions (where they form colloidal solutions)

glucosinolates	the sulphur compounds that give mustards their sharp taste

GM	genetically modified

GMO	genetically modified organism

GRAS	generally recognized as safe

ITC	ITC Corporation Limited (now PT International Development Corporation Limited)

Large Scale	Large Scale Investments Limited

LC	letter of credit from HSBC Bank Canada in the amount of $6.5 million with EDC as beneificiary

Merit Foods	Merit Functional Foods Corporation (formerly Burcon Functional Foods Corporation)

MeritPro™	the trade-marked brand name of Merit Foods' pea and canola protein blends

NASDAQ	Nasdaq Stock Market LLC

NASDAQ Global Market	The NASDAQ Global Market

NASDAQ Capital Market	The NASDAQ Capital Market

Nestlé	Société des Produits Nestlé, SA

Nutratein®	the trade-marked brand name for Burcon's blended cruciferin-rich and napin-rich canola proteins

Nutratein-PS®	the trade-marked brand name for Burcon's blend of Peazazz® pea protein and Supertein® canola protein

Nutratein-TZ®	the trade-marked brand name for Burcon's blend of Peazac® pea protein and Puratein® canola protein

Other Shareholders	RBT Holdco Ltd. and 10039406 Manitoba Ltd.

Original Merit License Agreement	the license and production agreement dated May 23, 2019 made among Burcon, Burcon-MB and Merit Foods

Original Shareholders Agreement	the shareholders agreement dated May 23, 2019 among Burcon Holdings, RBT Holdco Ltd. and 10039406 Manitoba Ltd.

PDCAAS	protein digestibility corrected amino acid score

Peazac®	the trade-marked brand name for one of Burcon's pea protein

Peazazz®	the trade-marked brand name for Burcon's pea protein

PT International	PT International Development Corporation Limited (formerly ITC Corporation Limited)

Puratein®	the trade-marked brand name for Burcon's cruciferin-rich canola protein

Puratein® C	Merit Foods' rebranded product name for Burcon's Nutratein® canola protein

Puratein® G	Merit Foods' rebranded product name for Burcon's Puratein® canola protein

Puratein® HS	Merit Foods' rebranded product name for Burcon's Supertein® canola protein

RBT Holdco Ltd.	one of the Other Shareholders and is a company beneficially owned equally by Ryan Bracken and Barry Tomiski and their respective family

Supertein®	the trade-marked brand name for Burcon's napin-rich canola protein

TSX	Toronto Stock Exchange

TSXV	TSX Venture Exchange

US or United States	the United States of America

Winnipeg Technical Centre	the premises where Burcon's research laboratory and pilot plant operations are located

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

BURCON NUTRASCIENCE CORPORATION

("Burcon" or the "Corporation")

AUDIT COMMITTEE CHARTER

Purpose

The purpose of the audit committee (the "Committee") is to oversee the accounting and financial reporting process of Burcon and the audits of its financial statements, and thereby assist the board of directors of Burcon (the "Board") in monitoring (1) the integrity of the financial statements of Burcon, (2) compliance by Burcon with legal, statutory and regulatory requirements related to financial reporting, (3) the appointment, compensation, retention and oversight of Burcon's external auditors, (4) the performance of Burcon's internal controls and financial reporting process; and (5) oversight of risk management.

Composition

1. There will be at least three members of the Committee.

2. All members of the Committee shall be independent directors in accordance with all applicable corporate and securities laws and stock exchange listing standards. The chairman of the Board shall be an ex-officio member of the Committee.

3. All members of the Committee must be financially literate, i.e. have the ability to read and understand a set of financial statements, including the Corporation's balance sheet, income statement, and cash flow statement, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Burcon's financial statements.  At least one member shall be a financial expert as defined by applicable corporate and securities laws and stock exchange listing standards.

4. None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

5. Any member may be removed or replaced at any time by the Board and will cease to be a member upon ceasing to be a director of the Corporation.  The board may fill vacancies on the Committee by election from among its number.  If and when a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains in office.  Subject to the above, each member will hold office until the close of the next annual meeting of shareholders of the Corporation or until the member resigns or is replaced, whichever occurs first.

6. The Board may from time to time designate one of the members of the Committee to be the Chair of the Committee.

7. The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

Duties of the Chair of the Committee

8. The Chair of the Committee will provide overall leadership to facilitate the effective functioning of the Committee, including:

a. overseeing the structure, composition, membership and activities delegated to the Committee;

b. chairing each meeting of the Committee and encouraging free and open discussion at meetings of the Committee;

c. scheduling and setting the agenda for Committee meetings with input from other Committee members, the Chair of the Board and management as appropriate;

d. facilitating the timely, accurate and proper flow of information to and from the Committee;

e. arranging for management, internal and, when applicable, external auditors or other advisors to attend and present at Committee meetings as appropriate;

f. arranging sufficient time during Committee meetings to fully discuss agenda items;

g. encouraging Committee members to ask questions and express viewpoints during meetings;

h. leading the Committee in its self-assessment process; and

i. taking all other reasonable steps to ensure that the responsibilities and duties of the Committee, as outlined in this Charter, are well understood by the members of the Committee and executed as effectively as possible.

9. Foster ethical and responsible decision making by the Committee and its individual members.

10. Encourage the Committee to meet in separate, regularly scheduled, non-management, in-camera sessions.

11. Following each meeting of the Committee, report in writing or orally to the Board on the activities, findings, action items and any recommendations of the Committee.

12. Carry out such other duties as may reasonably be requested by the Board.

Meetings

13. The Committee will hold at least four meetings annually and any other meetings as required to fulfill its responsibilities.  Meetings may be called by the Committee Chair or a Committee member, the Chair of the Board, external auditors, Chief Financial Officer or the Chief Executive Officer.

14. The Secretary of the Corporation shall act as secretary for meetings of the Committee.  The Secretary in conjunction with the Chair of the Committee shall draw up the agenda, which will be circulated, in advance to the members of the Committee with the materials for the meeting.  The Secretary will be responsible for taking, keeping and distributing the Committee's meeting minutes.

15. Meetings will be chaired by the Chair of the Committee, or if the Chair is absent, by a member chosen by the Committee from among themselves.

16. A member or members of the Committee may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities that would permit all persons participating in the meeting to communicate adequately with each other, and a member participating in such a meeting by any such means is deemed to be present at that meeting.

17. The Committee may conduct an in-camera session at the end of Committee meeting without management present.

18. All directors who are not members of the Committee will be given notice of every meeting of the Committee and will be allowed to attend as observers.  The Committee may invite such officers and employees of the Corporation as it may see fit from time to time to attend meetings of the Committee and assist in the discussion and consideration of the duties of the Committee.

19. A majority of the members of the Committee constitutes a quorum.

20. All decisions made by the Committee may be made at a Committee meeting by a majority of the members present or evidenced in writing and signed by all Committee members, which will be fully effective as if it had been made or passed at a Committee meeting.

21. The minutes of all meetings of the Committee will be provided to the Board.  The Chair of the Committee will provide a report, which may be oral or in writing, on the Committee's activities to the Board at the next regularly scheduled meeting of the Board following each Committee meeting.

Duties and Responsibilities

The Committee will be responsible for overseeing management to ensure the integrity, accuracy and reliability of the Corporation's financial information.  The Committee will discharge this responsibility by:

22. Financial Reporting and Disclosure

a. reviewing and approving interim financial statements of Burcon and management's discussion and analysis related thereto, and all interim profit or loss press releases before they are publicly disclosed;

b. reviewing and recommending for Board approval annual financial statements of Burcon including notes to the financial statements and management's discussion and analysis related thereto and all annual profit or loss press releases; and

c. ensuring that adequate procedures are in place for the review of  public disclosure of financial information extracted or derived from financial statements of Burcon, other than the public disclosure referred to in section 21 (a) and 21 (b), and periodically reviewing and updating such procedures.

23. Compliance and Whistleblower Complaints

a. ensuring compliance by Burcon with tax and financial reporting rules as issues arise;

b. establishing procedures for the receipt, retention and treatment of complaints received by Burcon regarding accounting, internal accounting controls, or auditing matters; and

c. establishing procedures for the confidential, anonymous submission by employees of Burcon of concerns regarding questionable accounting, internal accounting controls or auditing matters .

24. Internal Control

a. monitoring the system of internal accounting controls and ensuring that management establishes and maintains adequate and effective internal control systems and processes, including systems and processes that are designed to detect and prevent fraud; and

b. reviewing the results of management's annual testing of internal accounting controls over financial reporting, including disclosures.

25. Risk Management

a. reviewing with management major financial risks and exposures of Burcon and the steps management has taken to monitor and mitigate such risks and exposures; and

b. assessing risk areas and policies to manage risk.

26. External Auditors

a. reviewing and approving the annual audit scope and the annual audit plan proposed by the auditors;

b. overseeing the work of the external auditors of Burcon engaged for the purpose of preparing or issuing an audit report or related work;

c. reviewing carefully and acting on all internal control points communicated by the auditors in correspondence with management and the audit committee in accordance with the external auditors' communication standards;

d. ensuring that the external auditors of Burcon report directly to the Committee throughout the term of their appointment in accordance with the communication standards of the external auditors;

e. ensuring that the external auditors of Burcon provide a formal written statement delineating all relationships between the external auditor and Burcon, actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for taking, or recommending that the full board of directors of Burcon take, appropriate action to oversee the independence of the external auditor.

f. resolving disagreements between management and the external auditor regarding financial reporting and disclosures, including compliance with the audit engagement letter approved by the Committee;

g. pre-approving all non-audit services to be provided to Burcon or  subsidiaries of Burcon by the external auditor of Burcon;

h. evaluating the performance of the external auditor and recommending to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor's report (or any related work), as well as determining the compensation to be paid to the external auditor; and

i. reviewing and approving the hiring policies of Burcon regarding partners, employees and former partners and employees of the present and former auditor of Burcon.

27. Seek information from the Corporation or independent advisors

The Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to its auditors and its legal advisors and to all books, records, facilities and personnel of Burcon.  The Committee will have the authority to seek any information that it requires from any officer or employee of the Corporation.  The Committee has the authority to retain and approve the fees and other retention terms of legal and other advisors ("Advisors"), as it deems necessary for the fulfillment of its responsibilities.  The Corporation must provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to an Advisor retained by the Committee.  Prior to appointing an Advisor, the Corporation will take into consideration the following factors:

a.  the provision of other services to the Corporation by the person that employs the Advisor;

b. the amount of fees received by the Corporation by the person that employs the Advisor, as a percentage of the total revenue of the person that employs the Advisor;

c. the policies and procedures of the person that employs the Advisor that are designed to prevent conflicts of interest;

d. any business or personal relationship of the Advisor with a member of the Committee;

e. any stock of the Corporation owned by the Advisor; and

f. any business or personal relationship of the Advisor or person employing the Advisor with an executive officer of the Corporation.

28. Other

The Committee will

a. perform an annual review of this Committee charter, taking into account all legislative and regulatory requirements applicable to the Committee, with any recommended changes being forwarded to the Board for approval; and

b. perform a biennial evaluation of its performance, having regard to the issues reviewed during the preceding two years.

The Corporation will

a. provide appropriate funding, as determined by the Committee, for the compensation to the Corporation's external auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

29. Currency of the Committee Charter

This charter was last revised and approved by the Board on February 10, 2022.